Exhibit 99.1
SAP AG®
of Walldorf, Germany
Securities Identification Number (Wertpapier-Kenn-Nr.): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the nineteenth annual general meeting of shareholders at
Rosengarten Congress Center,
Rosengartenplatz 2,
68161 Mannheim, Germany,
on Tuesday, May 9, 2006 at 10:00 a.m.

Contents

1.	Presentation of the adopted annual financial statements, the approved group financial statements, the management report and the group management report and the Supervisory Board’s report for the fiscal year 2005	page 4

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2005	page 4

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2005	page 4

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2005	page 4

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2006	page 5

6.	Resolution on a capital increase from company funds by three times the amount of the existing capital stock by converting partial amounts of the capital reserves and the other revenue reserves as well as on the adjustment of Section 4 of the Articles of Association	page 5

7.	Resolution on a change in the remuneration of the members of the Supervisory Board and on a corresponding amendment of the Articles of Association	page 9

8.	Resolution on the creation of a new Authorized Capital Ia and a new Authorized Capital IIa against contributions in cash and in kind with the option to exclude the shareholders’ subscription rights and on corresponding amendments of the Articles of Association	page 10

9.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act including the use subject to the exclusion of the shareholders’ subscription rights	page 14

10.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares	page 23

11.	Resolution on the authorization to issue convertible and/or warrant-linked bonds, on the cancellation of Contingent Capital IV, on the creation of a new Contingent Capital IV and a new Contingent Capital IVa and on corresponding amendments of the Articles of Association as well as on the option to exclude the shareholders’ subscription rights	page 25

12.	Resolution on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Erste Beteiligungs-und Vermögensverwaltungs GmbH and on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH	page 35

Reports of the Executive Board concerning Items 6, 8, 9, 10 and 11 on the agenda		page 38

AGENDA
1.	Presentation of the adopted annual financial statements, the approved group financial statements, the management report and the group management report and the Supervisory Board’s report for the fiscal year 2005

These documents are available for inspection at the offices of SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and can be viewed on the Internet at www.sap.de/hauptversammlung. They are also available for inspection at the general meeting of shareholders. A copy of the above documents will be sent to any shareholder upon request without delay and free of charge.
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2005

The Executive Board and the Supervisory Board propose that the reported retained earnings in the amount of € 1,876,261,166.64 be appropriated as follows:
–	payment of a dividend in the amount of € 1.45 per no-par value share carrying dividend rights;

–	carry-forward of the remainder to new account.
Under this dividend proposal, based on a capital stock carrying dividend rights as at the date of the adoption of the annual financial statements (March 16, 2006) in the amount of € 308,717,070, a dividend amount of € 447,639,751.50 would be attributable to such capital stock, and an amount of € 1,428,621,415.14 would be attributable to the profit carried forward. These figures, due to a change in the holding of treasury shares, deviate from the figures reported in the annual financial statements which were based on the holding as at December 31, 2005. The final figures will depend on the holding of treasury shares as at May 9, 2006. Should the number of treasury shares be reduced up to that date due to disposal, the dividend amount will increase, and the profit carried forward will be reduced, accordingly. Should the number of treasury shares increase up to that date, the dividend amount will be reduced, and the profit forward will increase, accordingly.

The dividend will be distributed on or after May 10, 2006.
3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2005
The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board in the fiscal year 2005 be formally approved.
4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2005
The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board in the fiscal year 2005 be formally approved.

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2006

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Frankfurt am Main/Berlin, Germany, be appointed auditor of the financial statements and group financial statements for the fiscal year 2006.
6.	Resolution on a capital increase from company funds by three times the amount of the existing capital stock by converting partial amounts of the capital reserves and the other revenue reserves as well as on the adjustment of Section 4 of the Articles of Association
The Executive Board and the Supervisory Board last October announced their intention to propose to the general meeting of shareholders a capital increase from company funds (Sections 207 et seq. of the German Stock Corporation Act (Aktiengesetz; “AktG”)) at a ratio of 1:3. According to this proposal, each shareholder is to additionally receive three new shares for each existing SAP share. The purpose of the capital increase is to make the SAP share more attractive for investors, in particular retail investors. The reasons for such capital increase and the manner of its implementation are set out in detail in the report of the Executive Board concerning this Item 6 on the agenda of the general meeting of shareholders of May 9, 2006.

After the exercise of conversion and/or subscription rights issued under the SAP AG 2000 Long Term Incentive Plan and the SAP 2002 Stock Option Plan, the capital stock of the Company, through the issue of new shares, increased to € 316,457,821 by December 31, 2005. Due to further rights being exercised, the capital stock subsequently increased to € 316,746,044 by March 16, 2006. In the same scope, the contingent capital was reduced, i.e. Contingent Capital IIIa was reduced from € 9,384,974 by € 330,708 to € 9,054,266 and Contingent Capital VI was reduced from € 19,015,415 by € 411,736 to € 18,603,679.

Due to the capital increase from company funds at a ratio of 1:3, the amount of capital stock, based on the capital stock existing at the time of the general meeting of shareholders, will increase fourfold to € 1,266,984,176. The number of the no-par value shares and the amount of the contingent capital will increase in the same proportion. It is therefore proposed that the amount of the individual contingent capital and the division thereof, stated in Section 4 (6), (9) and (10) of the Articles of Association, be adjusted taking into account the conversion and subscription rights exercised by March 16, 2006.
a)	Resolution on a capital increase from company funds by three times the amount of the existing capital stock by converting partial amounts of the capital reserves and the other revenue reserves with a capital stock in the amount of € 316,746,044 as well as on the adjustment of Section 4 of the Articles of Association

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:
aa)	Capital increase from company funds

The Company’s capital stock in the amount of € 316,746,044 is increased by € 950,238,132 to € 1,266,984,176 by converting into capital stock a partial amount of € 134,768,000 of the capital reserves shown in the annual balance sheet as at December 31, 2005 in an aggregate amount of € 284,767,857.82 and a partial amount of € 815,470,132 of the revenue reserves shown in such balance sheet under “other revenue reserves” in an aggregate amount of € 1,211,690,259.96. The capital increase is implemented by issuing 950,238,132 new no-par value ordinary bearer shares. The new shares are to be offered to the shareholders at a ratio of 1:3. They will participate in the profits as from the beginning of the fiscal year 2006.

This resolution is based on the Company’s annual balance sheet as at December 31, 2005 adopted by the Executive Board and the Supervisory Board. The balance sheet was audited by the auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin, and bears an unqualified audit certificate.
bb)	Adjustment of the amounts und figures stated in Section 4 (1) of the Articles of Association (Capital Stock)

Section 4 (1) of the Articles of Association (Capital Stock) is amended to read as follows:
“The Company’s capital stock amounts to € 1,266,984,176 and is divided into 1,266,984,176 no-par value ordinary shares.”
cc)	Adjustment of the amounts und figures stated in Section 4 (6), (9) and (10) of the Articles of Association
(1)	Section 4 (6) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by € 36,217,064 by issuing up to 36,217,064 no-par value ordinary voting bearer shares (Contingent Capital IIIa).”
(2)	Section 4 (9) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by € 2,061,992 by issuing up to 2,061,992 non-voting bearer preference shares carrying a preferential right to profits pursuant to Section 23 (6) of the Articles of Association and ranking equally with any preference shares previously issued under the previous Contingent Capital II and this Contingent Capital (Contingent Capital III).”
(3)	Section 4 (10) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by € 74,414,716 by issuing up to 74,414,716 no-par value ordinary voting bearer shares (Contingent Capital VI).”
dd)	This resolution will become invalid if the capital increase from company funds has not been registered in the commercial register by December 31, 2006.
b)	Resolution on the implementation of the capital increase from company funds by three times the amount of the existing capital stock by converting partial amounts of the capital reserves and the other revenue reserves with change of the amount of the capital stock following the general meeting of shareholders as well as on the adjustment of Section 4 of the Articles of Association

The Executive Board and the Supervisory Board propose that the following further resolution be adopted:

In the event that (i) the resolution adopted on the capital increase under subsection a) above has not been registered in the commercial register by the end of June 12, 2006 and (ii) the capital stock has increased on or after May 9, 2006 through the issue of new shares, the capital increase from company funds will be implemented as follows:
aa)	The Company’s capital stock existing at the time of the registration of this resolution is increased by three times its value to four times its value by converting into capital stock a partial amount of € 134,768,000 of the capital reserves shown in the annual balance sheet as at December 31, 2005 in an aggregate amount of € 284,767,857.82 and the residual amount (amount of capital increase less € 134,768,000) of the revenue reserves shown in such balance sheet under “other revenue reserves” in an aggregate amount of € 1,211,690,259.96. The capital increase is implemented by issuing new no-par value ordinary bearer shares, the number of which corresponds to three times the amount of capital stock existing at the time of registration and which represent a pro rata amount of capital stock of € 1.00 each. In the course of the implementation of the capital increase, three new shares will subsequently be additionally issued for each existing share. Such shares will be offered to the shareholders at a ratio of 1:3. They will participate in the profits as from the beginning of the fiscal year 2006.

The amounts and figures stated in Section 4 (1), (6), (9) and (10) of the Articles of Association (Capital Stock, Contingent Capital IIIa, Contingent Capital III, Contingent Capital VI) will be adjusted accordingly.

This resolution is based on the Company’s annual balance sheet as at December 31, 2005 adopted by the Executive Board and the Supervisory Board. The balance sheet was audited by the auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin, and bears an unqualified audit certificate.
bb)	The resolution under subsection aa) above is to be applied for registration in the version set out below, with the proviso that the Supervisory Board will be authorized to insert the relevant amounts and figures in accordance with the then current amount of capital stock:
(1)	Capital increase from company funds
The Company’s capital stock of €                                          is increased by €                                          [3 x current amount of capital stock] to €                                          [4 x current amount of capital stock] by converting into capital stock a partial amount of € 134,768,000 of the capital reserves shown in the annual balance sheet as at December 31, 2005 in an aggregate amount of € 284,767,857.82 and a partial amount of €                                          [amount of capital increase less € 134,768,000] of the revenue reserves shown in such balance sheet under “other revenue reserves” in an aggregate amount of € 1,211,690,259.96. The capital increase is implemented by issuing                                          [3 x current amount of capital stock] new no-par value ordinary bearer shares. The new shares will be offered to the shareholders at a ratio of 1:3. They will participate in the profits as from the beginning of the fiscal year 2006.

This resolution is based on the Company’s annual balance sheet as at December 31, 2005 adopted by the Executive Board and the Supervisory Board. The balance sheet was audited by the auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin, and bears an unqualified audit certificate.

(2)	Adjustment of the amounts und figures stated in Section 4 (1) of the Articles of Association (Capital Stock)

Section 4 (1) of the Articles of Association (Capital Stock) is amended to read as follows:
“The Company’s capital stock amounts to €                                          [4 x current amount of capital stock] and is divided into                                          [4 x current amount of capital stock] no-par value ordinary shares.”
(3)	Adjustment of the amounts und figures stated in Section 4 (6), (9) and (10) of the Articles of Association
(a)	Section 4 (6) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by €                                          [4 x (9,384,974 – number of shares issued from such contingent capital on or before the date of application)] by issuing up to                                          [4 x (9,384,974 – number of shares issued from such contingent capital)] no-par value ordinary voting bearer shares (Contingent Capital IIIa).”
(b)	Section 4 (9) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by €                                          [4 x (515,498 number of shares issued from such contingent capital on or before the date of application)] by issuing up to                                          [4 x (515,498 number of shares issued from such contingent capital on or before the date of application)] non-voting bearer preference shares carrying a preferential right to profits pursuant to Section 23 (6) of the Articles of Association and ranking equally with any preference shares previously issued under the previous Contingent Capital II and this Contingent Capital (Contingent Capital III).”
(c)	Section 4 (10) sentence 1 of the Articles of Association is amended to read as follows:
“The capital stock is subject to a further contingent increase by €                                          [4 x (19,015,415 – number of shares issued from such contingent capital on or before the date of application)] by issuing up to                                          [4 x (19,015,415 – number of shares issued from such contingent capital on or before the date of application)] no-par value ordinary voting bearer shares (Contingent Capital VI).”
cc)	This resolution will become invalid if the capital increase from company funds has not been registered in the commercial register by December 31, 2006 or the capital stock exceeds € 448,819,420.

7.	Resolution on a change in the remuneration of the members of the Supervisory Board and on a corresponding amendment of the Articles of Association

Due to the capital increase from company funds, based on the fourfold increase in the issued shares while the retained earnings will remain unchanged, the calculated dividend per no-par value share carrying dividend rights will be divided by four. The variable remuneration of the members of the Supervisory Board, however, is related to the absolute dividend amount per share, so that the economic value of the variable remuneration component will also be divided by four. It is therefore proposed that the remuneration of the members of the Supervisory Board be changed accordingly, thereby being generally brought in line with the level of remuneration paid by other DAX 30 companies. For this purpose, it is proposed that the fixed remuneration element set forth in Section 16 (2) of the Articles of Association as well as the limit for the aggregate remuneration of the members of the Supervisory Board set forth in Section 16 (4) of the Articles of Association be increased. Lastly, the remuneration of the members of the Supervisory Board is to be brought in line with the recommendations of the German Corporate Governance Code and is now to also reflect the chairperson-ship or membership of Supervisory Board committees.

Accordingly, the members of the Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	Each member of the Supervisory Board will, in addition to the reimbursement of his or her expenditure, receive a remuneration composed of fixed elements and a variable element. The fixed remuneration element will be € 75,000 for the chairperson, € 50,000 for the deputy chairperson, and € 37,500 for the other members of the Supervisory Board. A separate committee remuneration will be introduced for the membership of a Supervisory Board committee. For each committee of which a member of the Supervisory Board is a member, this remuneration will be € 2,500, and € 5,000 for the chairperson of the committee, provided that the relevant committee met during the fiscal year. The variable remuneration element will be € 8,000 for the chairperson, € 6,000 for the deputy chairperson, and € 4,000 for the other members of the Supervisory Board for each € 0.01 by which the dividend distributed per share exceeds € 0.25. The maximum aggregate remuneration may not exceed € 200,000 for the chairperson, € 150,000 for the deputy chairperson, and € 100,000 for the other members of the Supervisory Board, with the remuneration received for membership of a committee not being taken into account in the calculation of the aggregate remuneration. Any members of the Supervisory Board having served for less than the entire fiscal year will receive one twelfth of their respective remuneration for each month of service commenced. The same applies with respect to the increased remuneration of the chairperson and the deputy chairperson pursuant to Section 16 (2) sentence 1 of the Articles of Association and the remuneration for the chairperson and the members of a committee pursuant to Section 16 (2) sentence 2 of the Articles of Association. The changed remuneration of the members of the Supervisory Board will apply for the first time in the 2006 fiscal year.

b)	Section 16 (1) through (5) of the Articles of Association is therefore amended to read as follows:
“1.	Each member of the Supervisory Board shall, in addition to the reimbursement of his or her expenditure, receive a remuneration composed of fixed elements and a variable element.

2.	The fixed remuneration element shall be € 75,000 for the chairperson, € 50,000 for the deputy chairperson, and € 37,500 for the other members of the Supervisory Board. For the membership of a Supervisory Board Committee, the members of the Supervisory Board shall in addition receive a fixed remuneration of € 2,500, provided that the relevant committee met during the fiscal year; the chairperson of the committee shall receive € 5,000. The fixed remuneration element shall be due for payment after the end of the fiscal year.

3.	The variable remuneration element shall be € 8,000 for the chairperson, € 6,000 for the deputy chairperson and € 4,000 for the other members of the Supervisory Board for each € 0.01 by which the dividend distributed per share exceeds € 0.25.

4.	The aggregate remuneration excluding the remuneration for committee membership shall not, however, exceed € 200,000 for the chairperson, € 150,000 for the deputy chairperson, and € 100,000 for the other members of the Supervisory Board

5.	Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective remuneration for each month of service commenced. The same shall apply with respect to the increased remuneration of the chairperson and the deputy chairperson pursuant to Section 16 (2) sentence 1 of the Articles of Association and the remuneration for the chairperson and the members of a committee pursuant to Section 16 (2) sentence 2 of the Articles of Association.”
c)	The Executive Board is directed to apply for the registration of this resolution on the amendment of the Articles of Association relating to the remuneration of the members of the Supervisory Board only together with the capital increase from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, with the proviso that the capital increase from company funds is to be registered first.
8.	Resolution on the creation of a new Authorized Capital Ia and a new Authorized Capital IIa against contributions in cash and in kind with the option to exclude the shareholders’ subscription rights and on corresponding amendments of the Articles of Association

Section 4 (5) and Section 4 (7) of the Articles of Association provide for authorized capital up to an aggregate amount of € 120 million, divided into up to 120 million no-par value ordinary bearer shares. The two authorizations granted to the Executive Board to increase the capital stock, which remain valid up to May 11, 2010, have not yet been exercised. The authorized capital, as opposed to the contingent capital which will increase in the same proportion as the capital stock pursuant to Section 218 sentence 1 AktG, will not be affected by the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006. In order to continue giving to the Executive Board, after the implementation of the capital increase from company funds, sufficient flexibility to react to market conditions in a manner protecting the price of the share and to enable it to act on business opportunities promptly, it is proposed that the economic value of the authorized capital be also adjusted to the new increased capital stock. This is to be implemented by creating a new Authorized Capital Ia and a new Authorized Capital IIa in an aggregate amount of

€ 360 million, divided into up to 360 million new no-par value ordinary bearer shares in aggregate, with a term ending on May 8, 2011 in Section 4 (5a) and Section 4 (7a) of the Articles of Association.
a)	Resolution on the creation of a new Authorized Capital Ia against contributions in cash with the option to exclude the shareholders’ subscription rights and on a corresponding amendment of the Articles of Association

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before May 8, 2011 by an aggregate amount of up to € 180 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital Ia). The new shares are to be offered to the shareholders for subscription. The Executive Board is authorized, however, in each case subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of the capital increases from Authorized Capital Ia. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital Ia or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital Ia.

After Section 4 (5) of the Articles of Association, a new paragraph 5a is inserted to read as follows:
“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before May 8, 2011 by an aggregate amount of up to € 180 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital Ia). The new shares shall be offered to the shareholders for subscription. The Executive Board is authorized, however, in each case subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of the capital increases from Authorized Capital Ia. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital Ia or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital Ia.”
The Executive Board is directed to apply for the registration of this resolution on the creation of a new Authorized Capital Ia only together with the capital increase from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, with the proviso that the capital increase from company funds is to be registered first.

b)	Resolution on the creation of a new Authorized Capital IIa against contributions in cash or in kind with the option to exclude the shareholders’ subscription rights and on a corresponding amendment of the Articles of Association

The Executive Board and the Supervisory Board propose that the following further resolution be adopted:

The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before May 8, 2011 by an aggregate amount of up to € 180 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital IIa). The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following cases:
–	in respect of fractional shares;

–	where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed the lower of 10% of the Company’s capital stock existing at the time of the registration of the authorization or 10% of the Company’s capital stock existing at the time of the issue of the new shares and, pursuant to Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG, the issue price of the new shares is not substantially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold on or after May 9, 2006 subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis are to be deducted. To the extent that any new or repurchased shares were issued or sold on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, subject to the simplified exclusion of the shareholders’ subscription rights and pursuant to or in accordance with Section 186 (3) sentence 4 AktG, four times the amount of the pro rata amount of capital stock represented by such shares is to be deducted for the purpose of calculating the 10% threshold. The same applies to the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, applying Section 186 (3) sentence 4 AktG mutatis mutandis, provided that the option and/or conversion rights after the capital increase from company funds do not already relate to four times the number of shares by operation of law or due to anti-dilution provisions;

–	where the capital is increased against contributions in kind for the granting of shares in connection with the acquisition of any enterprises or any parts thereof or interests therein.
The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital IIa. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital IIa or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital Ha.
After Section 4 (7) of the Articles of Association, a new paragraph 7a is inserted to read as follows:
"The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before May 8, 2011 by an aggregate amount of up to € 180 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital IIa). The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights:
–	in respect of fractional shares;

–	where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed the lower of 10% of the Company’s capital stock existing at the time of the registration of the authorization or 10% of the Company’s capital stock existing at the time of the issue of the new shares and, pursuant to Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG, the issue price of the new shares is not substantially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold on or after May 9, 2006 subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis shall be deducted. To the extent that any new or repurchased shares were issued or sold on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG, four times the amount of the pro rata amount of capital stock represented by such shares shall be deducted for the purpose of calculating the 10% threshold. The same applies to the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, applying Section 186 (3) sentence 4 AktG mutatis mutandis, provided that the option and/or conversion rights after the capital increase from company funds do not already relate to four times the number of shares by operation of law or due to anti-dilution provisions;

–	where the capital is increased against contributions in kind for the granting of shares in connection with the acquisition of any enterprises or any parts thereof or interests therein.
The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital IIa. The Supervisory Board is authorized to amend the wording of the Articles of Association after the full or partial implementation of the capital stock increase from Authorized Capital IIa or after the expiration of the authorization period in accordance with the scope of the capital increase from Authorized Capital IIa.”
The Executive Board is directed to apply for the registration of this resolution on the creation of a new Authorized Capital IIa only together with the capital increase from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, with the proviso that the capital increase from company funds is to be registered first.
9.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act including the use subject to the exclusion of the shareholders’ subscription rights

By March 16, 2006 (date of the adoption of the annual financial statements), the authorization granted by the general meeting of shareholders of May 12, 2005 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 3,545,977 treasury shares. Following said acquisition, the Company, as at March 16, 2006, held 8,028,974 treasury shares. Since the authorization granted on May 12, 2005 will expire on October 31, 2006, it is proposed that, to the extent not yet exercised, it be revoked and replaced by a new authorization as proposed under subsection a) below. Upon the registration of the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, the economic value of this authorization will be divided by four. It is therefore proposed that the additional authorization under subsection b) be granted in order to preserve the economic value of the authorization under subsection a) of this Item on the agenda after the capital increase from company funds has become effective.
a)	Resolution on the authorization to use treasury shares with a pro rata amount of capital stock represented by such shares of up to € 30 million in aggregate and on their use, including the use subject to the exclusion of the shareholders’ subscription rights, pursuant to Section 71 (1) no. 8 AktG

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
aa)	The authorization granted on May 12, 2005 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked with effect from the close of the general meeting of shareholders of May 9, 2006 and is replaced by the following authorization concerning the acquisition of treasury shares:

bb)	The Executive Board is authorized to acquire, on or before October 31, 2007, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 30 million in aggregate, with the proviso that the shares to be purchased by virtue of this authorization, together with any other shares which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71 d and Section 71 e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent group company or SAP AG.

cc)	The acquisition by virtue of the above authorization is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected on the stock exchange or by way of a public purchase offer to all shareholders.
(1)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

(2)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer, by no more than 20% or fall below said price by more than 20%. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per share holder) may be given preferential treatment. If and to the extent that the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz; “WpÜG”) apply, compliance with such provisions is to take precedence.
dd)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the above authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

ee)	The Executive Board is authorized to offer treasury shares acquired by virtue of the above authorization to the shareholders by way of an offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

ff)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above authorization other than on the stock exchange or by way of an offer for sale to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total scope of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006 or 10% of the Company’s capital stock existing at the time of the sale of the shares. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold on or after May 9, 2006 subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis are to be deducted.

gg)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

hh)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the above authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Association.

ii)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above authorization for the purpose of servicing subscription rights issued under the SAP 2002 Stock Option Plan by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the general meeting of shareholders of May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection jj) below plus any shares issued on or after May 9, 2006 by virtue of the authorization granted to the Executive Board by resolution on Item 12 on the agenda of the general meeting of shareholders of May 3, 2002 to increase the capital stock against contribution in cash (Authorized Capital III) plus any shares issued on or after May 9, 2006 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock attributable to any treasury shares that were transferred by virtue of subsections ii) or jj) of the authorization resolved under Item 9 b) on the agenda of the general meeting of shareholders of May 9, 2006 is also to be deducted. Where such treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP 2002 Stock Option Plan adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. It is also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. It will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP 2002 Stock Option Plan are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette (Bundesanzeiger) dated March 22, 2002.

jj)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the above authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection ii) above plus any shares issued on or after May 9, 2006 by virtue of the authorization granted to the Executive Board by resolution on Item 12 on the agenda of the general meeting of shareholders of May 3, 2002 to increase the capital stock against contribution in cash (Authorized Capital III) plus any shares issued on or after May 9, 2006 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any treasury shares that were transferred by virtue of subsections ii) or jj) of the authorization resolved under Item 9 b) on the agenda of the general meeting of shareholders of May 9, 2006 is also to be deducted. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

kk)	The shareholders’ subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections dd), ff), gg), ii) or jj) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections ii) or jj) above to the holders of conversion and/or subscription rights who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a sale of treasury shares in connection with an offer for sale to the Company’s shareholders, may exclude the shareholders’ subscription rights in respect of fractional shares.

11)	The authorizations set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares.
b)	Resolution on an authorization to acquire additional treasury shares with a pro rata amount of capital stock represented by such shares of up to € 90 million in aggregate and on their use, including the use subject to the exclusion of the shareholders’ subscription rights, pursuant to Section 71 (1) no. 8 AktG

The Executive Board and the Supervisory Board propose that the following further resolution be adopted:
aa)	The Executive Board, with effect from the end of the day on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective upon registration in the commercial register, is authorized to acquire additional treasury shares as follows:

bb)	The Executive Board is authorized to a acquire, on or before October 31, 2007, additional shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 90 million in aggregate, with the proviso that the shares to be purchased by virtue of this authorization, together with any other shares in the Company which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71 d and Section 71 e AktG, at no time account for more than 10% of the Company’s capital stock. The authorized volume in a pro rata amount of capital stock of € 90 million will be reduced, if treasury shares are acquired by virtue of the authorization resolved under Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006 prior to the date the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 becomes effective, as follows: For each treasury share acquired by virtue of the authorization resolved under Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006 with a pro rata amount of capital stock represented by such share of € 1.00, the authorized volume will be reduced by a pro rata amount of capital stock of € 3.00. The authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent group company or SAP AG.

cc)	The acquisition by virtue of the above authorization is subject to compliance with the principle of equal treatment within the meaning of Section 53 a AktG and will be effected on the stock exchange or by way of a public purchase offer to all shareholders.
(1)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

(2)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer, by no more than 20% or fall below said price by more than 20%. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per share holder) may be given preferential treatment. If and to the extent that the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz; “WpÜG”) apply, compliance with such provisions is to take precedence.
dd)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the above authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

ee)	The Executive Board is authorized to offer treasury shares acquired by virtue of the above authorization to the shareholders by way of an offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

ff)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above authorization other than on the stock exchange or by way of an offer for sale to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total scope of this authorization is limited to the lower of 10% of the capital stock existing at the time this authorization becomes effective or four times 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006 or 10% of the Company’s capital stock existing at the time of the sale of the shares. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold on or after May 9, 2006 subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis are to deducted. To the extent that any new or repurchased shares were issued or transferred on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG, four times the pro rata amount of capital stock represented by such shares are to be deducted for the purpose of calculating the 10% threshold. The same applies to the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, applying Section 186 (3) sentence 4 AktG mutatis mutandis, provided that the option and/or conversion rights after the capital increase from company funds do not already relate to four times the number of shares by operation of law or due to anti-dilution provisions.

gg)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

hh)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the above authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Association.

ii)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above authorization for the purpose of servicing subscription rights issued under the SAP 2002 Stock Option Plan by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the general meeting of shareholders of May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection jj) below plus any shares issued on or after May 9, 2006 by virtue of the authorization granted to the Executive Board by resolution on Item 12 on the agenda of the general meeting of shareholders of May 3, 2002 to increase the capital stock against contribution in cash (Authorized Capital III) plus any shares issued on or after May 9, 2006 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than the lower of 10% of the capital stock existing at the time this authorization becomes effective or four times 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock attributable to any treasury shares that were transferred on or after May 9, 2006 by virtue of the authorization resolved under subsections ii) or jj) of Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006 is also to be deducted. To the extent that any shares were issued or transferred on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, and such shares are to be taken into account for the purpose of calculating the 10% threshold, four times the pro rata amount of capital stock represented by such shares is to be deducted. Where the treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP 2002 Stock Option Plan adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. It is also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. It will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP 2002 Stock Option Plan are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002.

jj)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the above authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection ii) above plus any shares issued since the time this authorization became effective by virtue of the authorization granted to the Executive Board by resolution on Item 12 on the agenda of the general meeting of shareholders of May 3, 2002 to increase the capital stock against contribution in cash (Authorized Capital III) plus any shares issued since the time this authorization became effective from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than the lower of 10% of the capital stock existing at the time this authorization becomes effective or four times 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. For the purpose of calculating the 10% threshold, the pro rata amount of capital stock attributable to any treasury shares that were transferred on or after May 9, 2006 by virtue of subsections ii) or jj) of the authorization resolved under Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006 is also to be deducted. To the extent that any shares were issued or transferred on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, and such shares are to be taken into account for the purpose of calculating the 10% threshold, four times the pro rata amount of capital stock represented by such shares is to be deducted. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

kk)	The shareholders’ subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections dd), ff), gg), ii) or jj) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections ii) or jj) above to holders of conversion or subscription rights, as appropriate, who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a sale of treasury shares in connection with an offer for sale to the Company’s shareholders, may exclude the shareholders’ subscription rights in respect of fractional shares.

ll)	The authorizations set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares.
10.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares

Under Item 9 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the Executive Board be authorized a) to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 30 million in aggregate and, in addition, b) with effect from the end of the day on which the increase in the capital stock from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective upon registration in the commercial register of the Company, to acquire additional shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 90 million in aggregate. It is proposed that the Executive Board be additionally authorized accordingly to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company.

Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The repurchase of treasury shares by the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter, “SAP”) by virtue of the authorizations resolved by the general meeting of shareholders of May 9, 2006 on Item 9 a) and b) on the agenda may also be effected, in accordance with the terms set out in subsections b) to e) below, using equity derivatives in the form of put or call options on shares in the Company. For such purpose, either aa) put or call option contracts may be concluded with a financial institution with the proviso that such financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, or bb) put options may be sold on the stock exchange, or cc) the conclusion of put or call option contracts may be publicly offered to all shareholders or put option contracts may be concluded with a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz; “KWG”) (hereinafter, the “Issuing Company”) subject to the obligation to offer the put options to the shareholders for subscription. In the event that, in the case of subsection cc) above, the offer is oversubscribed, the offer will be prorated; with regard to the conclusion of option contracts, orders pertaining to limited numbers of shares (options in respect of up to 100 shares per shareholder) may be given preferential treatment.

b)	The use of put or call options in connection with the repurchase of treasury shares is subject to the consent of the Supervisory Board. Such consent is not required to relate to individual option contracts. It may be granted generally, i.e. in relation to a specific term or a specific volume.

c)	The term of the put options used in connection with the acquisition of treasury shares may not exceed one year; the final exercise date shall be prior to November 1, 2007. Notwithstanding an additional authorization granted by a subsequent general meeting of shareholders, call options for the purpose of acquiring treasury shares may not be exercised after October 31, 2007.

d)	The permissible purchase price for the acquisition of shares by SAP upon the exercise of the option (hereinafter, the “Exercise Price”) shall be determined as follows:
aa)	In the event that the acquisition of the shares is effected by way of an option contract with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

bb)	In the event that put options are sold on the stock exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

cc)	In the event that the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer such options to the shareholders for subscription, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, by no more than 20% or fall below said price by more than 20%.
e)	In the event that options are used for the purpose of acquiring treasury shares pursuant to subsection d) aa), the shareholders shall have no claim as to the conclusion of any such option contracts between them and SAP AG. In addition, the shareholders shall have no claim as to the conclusion of option contracts pursuant to subsection d) cc) above to the extent that, with regard to the conclusion of option contracts, any orders pertaining to a limited number of shares will be given preferential treatment. Where options are sold on the stock exchange pursuant to subsection d) bb) above, the principle of equal treatment is complied with. Upon the acquisition of treasury shares, to the extent that options are used for this purpose, the shareholders will have a claim as to the offer (Andienung) of their SAP shares only to the extent that SAP AG is required to purchase such shares under any option contracts.
11.	Resolution on the authorization to issue convertible and/or warrant-linked bonds, on the cancellation of Contingent Capital IV, on the creation of a new Contingent Capital IV and a new Contingent Capital IVa and on corresponding amendments of the Articles of Association as well as on the option to exclude the shareholders’ subscription rights

By resolution adopted by the general meeting of shareholders of May 3, 2001, the Executive Board was authorized to issue bearer convertible and/or warrant-linked bonds on one or more occasions on or before May 1, 2006 in an aggregate principal amount of up to € 2 billion. With regard to the fact that this existing authorization has expired without having been exercised, it is proposed to the general meeting of shareholders that two new authorizations be created for the issue of convertible and/or warrant-linked bonds. The first authorization (resolution proposal under Item 11 a) on the agenda of the general meeting of shareholders of May 9, 2006) permits the issue of bonds carrying conversion or option rights in respect of SAP shares with a pro rata amount of capital stock represented by such shares of up to € 25 million. This authorization will remain unaffected by the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006. It relates to the amount of the capital stock existing at the time of the adoption of the resolution on Item 11 on the agenda of the general meeting of shareholders of May 9, 2006. In order to continue giving the Executive Board, after the implementation of the capital increase from company funds, the same economic opportunities with regard to optimum corporate financing, in particular subject to the exclusion of the shareholders’ subscription rights, it is proposed that a further authorization to issue bonds be resolved upon (resolution proposal under Item 11 b) on the agenda of the general meeting of shareholders of May 9, 2006) which is to relate to the capital stock following the implementation of the capital increase and which permits the issue of bonds carrying conversion or option rights in respect of SAP shares representing a pro rata amount of capital stock of up to € 75 million. Therefore, this second authorization will become effective only upon the registration of the capital increase from company funds and will, as from that date, exist separately from the first authorization.
a)	Resolution on the authorization to issue convertible and/or warrant-linked bonds, on the cancellation of the existing Contingent Capital IV, on the creation of a new Contingent Capital IV and on a corresponding amendment of the Articles of Association as well as on the option to exclude the shareholders’ subscription rights

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

aa)	Authorization to issue convertible and/or warrant-linked bonds and on the exclusion of the shareholders’ subscription rights
(1)	Authorization period, principal amount, term, number of shares

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds (hereinafter also referred to as the “Bonds”) on one or more occasions on or before May 8, 2011 in an aggregate principal amount of up to € 5 billion with a maximum term of thirty years and to grant to the holders or creditors of Bonds conversion or option rights in respect of SAP shares representing a pro rata amount of capital stock of up to € 25 million in accordance with the more detailed terms and conditions of the Bonds (hereinafter also referred to as the “Bond Terms”).

(2)	Currency, issue by majority holdings

The Bonds, to the extent legally permissible and limited to the relevant euro equivalent, may be issued not only in euro but also in the legal currency of an OECD country. They may also be issued by any direct or indirect majority holdings of SAP AG (companies in which SAP AG directly or indirectly holds a majority of votes and capital), in which case the Executive Board is authorized, subject to the consent of the Supervisory Board, to provide the guarantee for the Bonds on behalf of SAP AG and to grant or guarantee to the holders or creditors of such Bonds convertible or option rights in respect of SAP shares.

(3)	Conversion right

In the case of the issue of convertible bearer bonds, the holders, and in the case of the issue of registered convertible bonds, the creditors of the convertible bonds will have the right to convert their convertible bonds into shares in the Company in accordance with the Bond Terms. The conversion ratio is determined by dividing the principal amount of each definitive Bond (hereinafter also referred to as a “Definitive Bond”) by the fixed conversion price for one SAP share. The conversion ratio may also be determined by dividing the issue price of a Definitive Bond, if lower than the principal amount, by the fixed conversion price for one SAP share. A provision may be made for the conversion ratio to be variable and/or the conversion price, within a range to be determined, to be changed by reference to the development of the price of the SAP share during the term of the convertible bond or as a result of anti-dilution provisions pursuant to subsection (6). The conversion ratio may in any event be rounded up or down to an integral number; moreover, a provision may be made for an additional cash payment to be effected by the holder or creditor of the Definitive Bond. Notwithstanding the above, a provision may be made for fractional shares to be consolidated and/ or compensated in cash. The pro rata amount of capital stock represented by the shares to be issued upon conversion may not exceed the principal amount of the convertible bond or the issue price of the convertible bond, if lower than the principal amount.

(4)	Option right

If warrant-linked bonds are issued, one or more warrants will be attached to each Definitive Bond entitling the holder or creditor to subscribe for SAP shares in accordance with the warrant terms and conditions. A provision may be made for the option price, within a range to be determined, to be fixed by reference to the development of the price of the SAP share during the term of the warrant-linked bond or to be changed as a result of anti-dilution provisions pursuant to subsection (6). The warrant terms and conditions may provide that the option price may also be paid by transferring Definitive Bonds and, if necessary, by effecting an additional cash payment. The pro rata amount of capital stock represented by the shares to be subscribed may not exceed the principal amount of the warrant-linked bond or the issue price of the warrantlinked bond, if lower than the principal amount. If any fractional shares arise, it may be provided that such fractional shares are to be added up for subscription to whole shares in accordance with the Bond Terms, if necessary against additional payment. The maximum term of the option right is thirty years.

(5)	Cash payment, granting of existing shares

The Bond Terms may provide that the Company, in the event of conversion or exercise of the option, will not grant any shares in the Company but will pay the equivalent value in cash which, in accordance with the more detailed Bond Terms, corresponds to the average closing auction price of the SAP share in the XETRA trading system of Deutsche Börse AG (or any successor system) during the one to ten trading days preceding or following the date on which conversion is declared or the option is exercised. The Bond Terms may also provide that, in the event of conversion or exercise of the option, the Company may elect to grant existing shares in the Company in lieu of new shares.

(6)	Conversion/option price, anti-dilution provisions

Even in the event of a variable conversion ratio or a variable conversion or option price, the conversion or option price to be determined for each share must be equivalent to at least 80% of the average closing auction price of the SAP share in the XETRA trading system of Deutsche Börse AG (or any successor system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond (day of the final decision by the Executive Board to submit an offer regarding the subscription of Bonds or regarding the declaration of acceptance by the Company following a request to submit subscription offers, as applicable) or, in the event of shareholders’ subscription rights being granted, to at least 80% of the average closing auction price of the SAP share in the Xetra trading system of Deutsche Börse AG (or any successor system) during the days on which the subscription rights for the convertible or warrant-linked bond are traded on the Frankfurt am Main stock exchange, except for the last two trading days on which the subscription rights were traded. Section 9 (1) AktG remains unaffected.

Without prejudice to Section 9 (1) AktG, the conversion or option price may be reduced pursuant to an anti-dilution provision in accordance with the more detailed Bond Terms by payment of a corresponding cash amount by the Company or by reduction of the additional payment to be effected by the holder or creditor of the Definitive Bond or the warrant. Such a reduction will come into consideration in particular, but without limitation, in the event that the Company, during the conversion or option term, increases the capital stock by granting to its shareholders subscription rights or by increasing capital from company funds or issues further convertible or warrant-linked bonds or grants or guarantees other conversion or option rights and the holders or creditors of existing conversion and option rights are not granted relevant subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option right. To the extent possible, the conversion or option price may also be reduced by adjusting the conversion ratio instead of the Company making a cash payment or reducing the additional payment to be effected by the holder or creditor of the Definitive Bond. The Bond Terms may, in addition, provide for an adjustment of the conversion or option rights in the event of a capital reduction or other measures or events (such as excessive dividends or acquisition of control by third parties) which could lead to a dilution of the value of the conversion or option rights. In all of these cases, the adjustment will, as a rule, be made in accordance with Section 216 (3) AktG such that the economic value of the conversion or option rights following adjustment will essentially be equivalent to the economic value of the conversion or option rights immediately prior to the measure triggering such adjustment.

(7)	Granting of the shareholders’ subscription rights, exclusion of the shareholders’ subscription rights

The shareholders are generally entitled to subscription rights in respect of the Bonds. The Bonds may also be underwritten by one or more credit institutions or a syndicate of credit institutions with the obligation to offer them to the shareholders for subscription. If the Bonds are issued by a direct or indirect majority holding of SAP AG, SAP AG must ensure that its shareholders are granted subscription rights in accordance with the foregoing sentences.

The Executive Board is authorized, subject to the consent of the Supervisory Board, however, to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases:
–	if the issue price of the Bonds is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This authorization to exclude the shareholders’ subscription rights only applies, however, to Bonds carrying conversion or option rights in respect of shares representing a pro rata amount of capital stock of SAP AG of no more than 10% in aggregate. For the purpose of calculating the 10% threshold, the lower of the amount of capital stock existing at the time of the adoption of the resolution on this authorization by the general meeting of share-.

holders or at the time of the exercise of this authorization will be relevant. The authorized volume will be reduced by the pro rata amount of capital stock represented by any new or repurchased shares which were issued or sold during the term of this authorization subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as by the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis;

–	in respect of fractional shares arising as a result of the subscription ratio;

–	to the extent necessary to grant to the holders or creditors of previously issued conversion or option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights.
(8)	Authorization to determine the further details

The Executive Board is authorized to determine the further details of the issue and the terms of the Bonds, in particular the interest rate, the issue price, the term and denomination, anti-dilution provisions, the conversion or option period, other conditions in line with market standards and to determine, in agreement with the corporate bodies of the majority holdings of SAP AG issuing the convertible or warrant-linked bonds, the conversion or option price in the context of the above.
bb)	Cancellation of Contingent Capital resolved by the general meeting of shareholders of May 3, 2001

Contingent Capital IV resolved by the general meeting of shareholders of May 3, 2001 under Item 13 on the agenda in the amount of € 25 million is cancelled.

cc)	Contingent capital increase

The capital stock is subject to a further contingent increase of up to € 25 million by issuing up to 25 million no-par value ordinary voting bearer shares. The contingent capital increase serves to grant shares upon the exercise of conversion or option rights under the convertible or warrant-linked bonds issued by the Company or any of its direct or indirect majority holdings by virtue of the above authorization on or before May 8, 2011 to the holders or creditors of convertible bonds or warrants in accordance with the Bond Terms. The new shares will be issued at the respective conversion or option price to be determined in accordance with subsection aa) above.

The contingent capital increase will be implemented only to the extent that the holders or creditors of convertible bonds or warrants under the warrantlinked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 8, 2011 by virtue of the authorization resolved by the annual general meeting of shareholders of May 9, 2006 exercise their conversion or option rights and to the extent that no other methods of servicing these rights are used. The new shares issued as a result of the exercise of the conversion or option right will participate in the profits as from the beginning of the fiscal year in which they are created. The Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

dd)	Amendment of the Articles of Association

Section (8) of the Articles of Association is amended to read as follows:
“The capital stock shall be subject to a further contingent increase by up to € 25 million by issuing up to 25 million no-par value ordinary voting bearer shares (Contingent Capital IV). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under the warrant-linked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 8, 2011 by virtue of the authorization resolved by the annual general meeting of shareholders of May 9, 2006 exercise their conversion or option rights and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights. The Executive Board shall be authorized to determine the further details of the implementation of the contingent capital increase.”
b)	Resolution on an additional authorization to issue convertible and/or warrantlinked bonds, on the creation of a new Contingent Capital IVa and on a corresponding amendment of the Articles of Association as well as on the option to exclude the shareholders’ subscription rights

The Executive Board and the Supervisory Board propose that the following further resolution be adopted:
aa)	Authorization to issue convertible and/or warrant-linked bonds and on the exclusion of the shareholders’ subscription rights
(1)	Authorization period, principal amount, term, number of shares

The Executive Board, with effect from the end of the day on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective upon registration in the commercial register, is authorized, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds (hereinafter also referred to as the “Bonds”) on one or more occasions on or before May 8, 2011 in an aggregate principal amount of up to € 5 billion with a maximum term of thirty years and to grant to the holders or creditors of Bonds conversion or option rights in respect of SAP shares representing a pro rata amount of capital stock of up to € 75 million in accordance with the more detailed terms and conditions of the Bonds (hereinafter also referred to as the “Bond Terms”).

(2)	Currency, issue by majority holdings

The Bonds, to the extent legally permissible and limited to the relevant euro equivalent, may be issued not only in euro but also in the legal currency of an OECD country. They may also be issued by any direct or indirect majority holdings of SAP AG (companies in which SAP AG directly or indirectly holds a majority of votes and capital), in which case the Executive Board is authorized, subject to the consent of the Supervisory Board, to provide the guarantee for the Bonds on behalf of SAP AG and to grant or guarantee to the holders or creditors of such Bonds convertible or option rights in respect of SAP shares.

(3)	Conversion right

In the case of the issue of convertible bearer bonds, the holders, and in the case of the issue of registered convertible bonds, the creditors of the convertible bonds will have the right to convert their convertible bonds into shares in the Company in accordance with the Bond Terms. The conversion ratio is determined by dividing the principal amount of each definitive Bond (hereinafter also referred to as a “Definitive Bond”) by the fixed conversion price for one SAP share. The conversion ratio may also be determined by dividing the issue price of a Definitive Bond, if lower than the principal amount, by the fixed conversion price for one SAP share. A provision may be made for the conversion ratio to be variable and/or the conversion price, within a range to be determined, to be changed by reference to the development of the price of the SAP share during the term of the convertible bond or as a result of anti-dilution provisions pursuant to subsection (6). The conversion ratio may in any event be rounded up or down to an integral number; moreover, a provision may be made for an additional cash payment to be effected by the holder or creditor of the Definitive Bond. Notwithstanding the above, a provision may be made for fractional shares to be consolidated and/or compensated in cash. The pro rata amount of capital stock represented by the shares to be issued upon conversion may not exceed the principal amount of a convertible bond or the issue price of the convertible bond, if lower than the principal amount.

(4)	Option right

If warrant-linked bonds are issued, one or more warrants will be attached to each Definitive Bond entitling the holder or creditor to subscribe for SAP shares in accordance with the warrant terms and conditions. A provision may be made for the option price, within a range to be determined, to be fixed by reference to the development of the price of the SAP share during the term of the warrant-linked bond or to be changed as a result of anti-dilution provisions pursuant to subsection (6). The warrant terms and conditions may provide that the option price may also be paid by transferring Definitive Bonds and, if necessary, by effecting an additional cash payment. The pro rata amount of capital stock represented by the shares to be subscribed may not exceed the principal amount of the warrant-linked bond or the issue price of the warrant-linked bond, if lower than the principal amount. If any fractional shares arise, it may be provided that such fractional shares are to be added up for subscription to whole shares in accordance with the Bond Terms, if necessary against additional payment. The maximum term of the option right is thirty years.

(5)	Cash payment, granting of existing shares

The Bond Terms may provide that the Company, in the event of conversion or exercise of the option, will not grant any shares in the Company but will pay the equivalent value in cash which, in accordance with the more detailed Bond Terms, corresponds to the average closing auction price of the SAP share in the XETRA trading system of Deutsche Börse AG (or any successor system) during the one to ten trading days preceding or following the date on which conversion is declared or the option is exercised. The Bond Terms may also provide that, in the event of conversion or exercise of the option, the Company may elect to grant existing shares in the Company in lieu of new shares.

(6)	Conversion/option price, anti-dilution provisions

Even in the event of a variable conversion ratio or a variable conversion or option price, the conversion or option price to be determined for each share must be equivalent to at least 80% of the average closing auction price of the SAP share in the XETRA trading system of Deutsche Börse AG (or any successor system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond (day of the final decision by the Executive Board to submit an offer regarding the subscription of Bonds or regarding the declaration of acceptance by the Company following a request to submit subscription offers, as applicable) or, in the event of shareholders’ subscription rights being granted, to at least 80% of the average closing auction price of the SAP share in the XETRA trading system of Deutsche Börse AG (or any successor system) during the days on which the subscription rights for the convertible or warrant-linked bond are traded on the Frankfurt am Main stock exchange, except for the last two trading days on which the subscription rights were traded. Section 9 (1) AktG remains unaffected.

Without prejudice to Section 9 (1) AktG, the conversion or option price may be reduced pursuant to an anti-dilution provision in accordance with the more detailed Bond Terms by payment of a corresponding cash amount by the Company or by reduction of the additional payment to be effected by the holder or creditor of the Definitive Bond or the warrant. Such a reduction will come into consideration in particular, but without limitation, in the event that the Company, during the conversion or option term, increases the capital stock by granting to its shareholders subscription rights or by increasing capital from company funds or issues further convertible or warrant-linked bonds or grants or guarantees other conversion or option rights and the holders or creditors of existing conversion and option rights are not granted relevant subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option right. To the extent possible, the conversion or option price may also be reduced by adjusting the conversion ratio instead of the Company making a cash payment or reducing the additional payment to be effected by the holder or creditor of the Definitive Bond. The Bond Terms may, in addition, provide for an adjustment of the conversion or option rights in the event of a capital reduction or other measures or events (such as excessive dividends or acquisition of control by third parties) which could lead to a dilution of the value of the conversion or option rights. In all of these cases, the adjustment will, as a rule, be made in accordance with Section 216 (3) AktG such that the economic value of the conversion or option rights following adjustment will essentially be equivalent to the economic value of the conversion or option rights immediately prior to the measure triggering such adjustment.

(7)	Granting of the shareholders’ subscription rights, exclusion of the shareholders’ subscription rights

The shareholders are generally entitled to subscription rights in respect of the Bonds. The Bonds may also be underwritten by one or more credit institutions or a syndicate of credit institutions with the obligation to offer them to the shareholders for subscription. If the Bonds are issued by a direct or indirect majority holding of SAP AG, SAP AG must ensure that its shareholders are granted subscription rights in accordance with the foregoing sentences.

The Executive Board is authorized, subject to the consent of the Supervisory Board, however, to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases:
–	if the issue price of the Bonds is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This authorization to exclude the shareholders’ subscription rights only applies, however, to Bonds carrying conversion or option rights in respect of shares representing a pro rata amount of SAP AG’s capital stock of no more than 10% in aggregate. For the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time this authorization becomes effective or four times 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006 or the capital stock existing at the time of the exercise of this authorization will be relevant. The authorized volume will be reduced by the pro rata amount of capital stock represented by any new or repurchased shares which were issued or sold on or after May 9, 2006 subject to the simplified exclusion of the shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as by the pro rata amount of capital stock attributable to any option and/or conversion rights under any Bonds that were issued on or after May 9, 2006 applying Section 186 (3) sentence 4 AktG mutatis mutandis. To the extent that any new or repurchased shares were issued or sold on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, subject to the simplified exclusion of the shareholders’ subscription rights and pursuant to or in accordance with Section 186 (3) sentence 4 AktG, four times the amount of the pro rata amount of capital stock represented by such shares is to be deducted for the purpose of calculating the 10% threshold. The same applies to the pro rata amount of capital stock attributable to any option and/or conversion rights under any Bonds that were issued on or after May 9, 2006, but before the date on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective, applying Section 186 (3) sentence 4 AktG mutatis mutandis, provided that the option and/or conversion rights after the capital increase from company funds do not already relate to four times the number of shares by operation of law or due to anti-dilution provisions;

–	in respect of fractional shares arising as a result of the subscription ratio;

–	to the extent necessary to grant to the holders or creditors of previously issued conversion or option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights.
(8)	Authorization to determine the further details

The Executive Board is authorized to determine the further details of the issue and the terms of the Bonds, in particular the interest rate, the issue price, the term and denomination, anti-dilution provisions, the conversion or option period, other conditions in line with market standards and to determine, in agreement with the corporate bodies of the majority holdings of SAP AG issuing the convertible or warrant-linked bonds, the conversion or option price in the context of the above.
bb)	Contingent capital increase

With effect from the end of the day on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective by registration in the commercial register, the capital stock is subject to a further contingent increase of up to € 75 million by issuing up to 75 million no-par value ordinary voting bearer shares. The contingent capital increase serves to grant shares upon the exercise of conversion or option rights under the convertible or warrant-linked bonds issued by the Company or any of its direct or indirect majority holdings on or before May 8, 2011 by virtue of the above authorization to the holders or creditors of convertible bonds or warrants in accordance with the Bond Terms. The new shares will be issued at the respective conversion or option price to be determined in accordance with subsection aa) above.

The contingent capital increase will be implemented only to the extent that the holders or creditors of convertible bonds or warrants under the warrantlinked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 8, 2011 by virtue of the authorization resolved by the annual general meeting of shareholders of May 9, 2006 exercise their conversion or option rights and to the extent that no other methods of servicing these rights are used. The new shares issued as a result of the exercise of the conversion or option right will participate in the profits as from the beginning of the fiscal year in which they are created. The Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

The Executive Board is directed to apply for the registration of this resolution on the creation of a new Contingent Capital IVa only together with the capital increase from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, with the proviso that the capital increase from company funds is to be registered first.

cc)	Amendment of the Articles of Association

After Section (8) of the Articles of Association, a new paragraph 8a is inserted to read as follows:
“The capital stock shall be subject to a further contingent increase by up to € 75 million, divided into up to 75 million no-par value ordinary voting bearer shares (Contingent Capital IVa). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under the warrant-linked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 8, 2011 by virtue of the authorization resolved by the annual general meeting of shareholders of May 9, 2006 exercise their conversion or option rights and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights. The Executive Board shall be authorized to determine the further details of the implementation of the contingent capital increase.”
12.	Resolution on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH and on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH

On March 14, 2006, SAP AG and SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH i. Gr. (in formation), a wholly-owned subsidiary of SAP AG, initialled a draft Control and Profit and Loss Transfer Agreement. On the same date, SAP AG and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH i. Gr., also a wholly-owned subsidiary of SAP AG, initialled another draft Control and Profit and Loss Transfer Agreement. The wording of the Control and Profit and Loss Transfer Agreements (in accordance with the initialled drafts dated March 14, 2006) with the two subsidiaries is identical, except for the names of the contracting parties. The contractual provisions of each such Control and Profit and Loss Transfer Agreement are as follows:

,,§ 1 Management of the Subsidiary’s Business
1.	The Subsidiary places the management of its company under the control of SAP AG. SAP AG is thus authorized to issue directions to the Subsidiary’s management with respect to the management of the company’s business.

2.	SAP AG may not issue directions to the Subsidiary’s management concerning the amendment, maintenance or termination of this Agreement.
§ 2 Transfer of Profits
1.	The Subsidiary undertakes to transfer its entire profits to SAP AG during the term of this Agreement. In accordance with Section 301 AktG, the amount to be transferred, subject to the establishment and dissolution of reserves pursuant to para. 2 below, shall be the annual net profits arising without the transfer of profits in accordance with the relevant provisions of German commercial law, less any loss carried forward from the preceding year. The obligation to transfer the profits shall be due at the end of each fiscal year, and interest shall be payable thereon as from such date in accordance with Sections 352 (1), 353 of the German Commercial Code (Handelsgesetzbuch; “HGB”).
2.	The Subsidiary may allocate amounts from the annual net profits to the revenue reserves pursuant to Section 272 (3) HGB only to the extent this is permissible under applicable commercial law and justified in economic terms on the basis of a reasonable commercial assessment. Any other revenue reserves pursuant to Section 272 (3) HGB established during the term of this Agreement shall, upon SAP AG’s request, be dissolved and be used to compen-sate any annual net loss or be transferred as profits. Any other reserves and any profit carried forward from the period prior to the date of this Agreement may neither be transferred as profits nor used to compensate any annual net loss.
§ 3 Assumption of Loss
1.	SAP AG shall be obligated to compensate, in accordance with Section 302 (1) AktG, any annual net loss of the Subsidiary which would otherwise arise during the term of this Agreement in accordance with the relevant provisions of applicable commercial law, unless such annual net loss is compensated by withdrawal of any amounts according to Clause 2 para. 2 sentence 2 from the other revenue reserves pursuant to Section 272 (3) HGB which were allocated to such reserves during the term of this Agreement. Clause 2 para. 1 sentence 3 shall apply mutatis mutandis to the due date of the obligation concerning the assumption of loss and the interest payable thereon.
2.	In all other respects, Section 302 AktG, as amended, shall apply mutatis mutandis.
§ 4 Effectiveness and Term
1.	The conclusion of this Agreement is conditional upon the approval of the general meeting of shareholders (Hauptversammlung) of SAP AG and the share-holders’ meeting (Gesellschafterversammlung) of the Subsidiary. The Agreement shall become effective upon registration in the commercial register of the Subsidiary.
2.	The Agreement is concluded for the term of five full years (which do not have to coincide with the calendar year) as from the beginning of the Subsidiary’s fiscal year during which the Agreement becomes effective upon registration in the commercial register of the Subsidiary, but no earlier than from the beginning of the fiscal year to which Section 14 (1) sentence 1 of the German Corporate Income Tax Act (Korperschaftsteuergesetz) applies for the first time (the “Minimum Term”). The Agreement may not be terminated during the initial five-year term. The Agreement shall be automatically renewed for an additional period of one year, unless terminated in writing by either party upon three months’ notice with effect as of the end of the calendar year.

3.	In the event that a fiscal year of the Subsidiary during the term of this Agreement comprises less than twelve calendar months or that the first year of the validity of this Agreement is not recognized by the tax authorities for a fiscal unity for corporation tax purposes (körperschaftsteuerliche Organschaft), the Minimum Term of the Agreement is extended by additional complete (short) fiscal years up to the expiration of at least five full years (which do not have to coincide with the calendar year).

4.	The right of either party to terminate this Agreement for cause without observing any notice period shall remain unaffected. SAP AG shall in particular be entitled to terminate the Agreement for cause in the event that SAP AG ceases to hold the majority of the voting rights in the Subsidiary or for any other reason within the meaning of R 60 (6) of the German Income Tax Rules of 2004 (Körperschaftsteuer-Richtlinien 2004) or any other provision replacing such provision.
§ 5 Final Provisions
Should any provision of this Agreement be or become invalid, this shall not affect the validity of the remaining provisions. The invalid provision shall be replaced by a valid provision that corresponds to the economic intent of the Agreement.”
SAP AG is the sole shareholder of the two subsidiaries, and will continue to be their sole shareholder on the date of the general meeting of shareholders and at the time of the conclusion of each Control and Profit and Loss Transfer Agreement. For this reason, SAP AG is not required to make any compensation or consideration payments to outside shareholders.
The Control and Profit and Loss Transfer Agreements will take effect only upon both the approval of the general meeting of shareholders of SAP AG, which in the present case is in each case to be granted by way of consent on the basis of an initialled draft agreement, and the approval of each of the shareholders’ meetings of SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH. It is envisaged to conclude the agreements shortly after the general meeting of shareholders, but not before the registration of the relevant subsidiary in the commercial register.
a)	Resolution on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The conclusion of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH is approved.

b)	Resolution on the approval of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The conclusion of the Control and Profit and Loss Transfer Agreement between SAP AG and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH is approved.
***
Reports of the Executive Board concerning Items 6, 8, 9, 10 and 11 on the agenda
Report of the Executive Board concerning Item 6 on the agenda
Under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the capital stock be increased from company funds. The statutory provisions of Sections 207 et seq. AktG do not require a separate report by the Executive Board on this Item on the agenda, as the shareholders’ subscription rights are not excluded and the decision to implement a capital increase from company funds does not require a factual justification, either. The Executive Board nevertheless wishes to explain in more detail and state reasons for the resolution proposal by submitting the report below:
1.	Reason for the resolution proposal regarding a capital increase from company funds

The stock exchange price of SAP AG has for some time now been one of the highest of all companies listed in Germany’s DAX 30 index. This is not least due to SAP’s commercial success with its Enterprise Service Architecture, the delivery of the first product suite of service-oriented business software solutions and the Company’s strategic focus on SMEs. When the Executive Board and the Supervisory Board in late October 2005 decided to propose this capital increase from company funds to the general meeting of shareholders, both the 52-week average price and the then daily prices of the SAP share were more than twice as high as the relevant comparative values for the DAX 30 average. This tendency is still continuing; the stock exchange price of the SAP share has even risen since. In particular U.S. retail investors invest preferably in equity securities having a stock exchange price which is far below US$ 100 per share. For this reason, one SAP ordinary share has even before been represented by four American Depositary Receipts (ADRs) on the New York Stock Exchange, which reduces the price per ADR to one fourth of the stock exchange price of the SAP share (adjusted for exchange rate movements). With retail investors increasingly making direct investments in shares, this principle of an “optimum” stock exchange price which can be observed on the U.S. capital markets will become increasingly important also in Germany. Due to the issue of additional shares in the context of the capital increase from company funds, the price of the SAP share will visually appear lower while the going-concern value remains unchanged. In this manner, the liquidity of the share will be increased and its attractiveness for retail investors will be enhanced. At the same time, an enlarged equity basis documented externally will also be associated with a further economic strengthening of SAP AG.

2.	Current and future capital and share structure

After the exercise of conversion and/or subscription rights issued under the SAP AG 2000 Long Term Incentive Plan (LTI Plan) and the SAP 2002 Stock Option Plan (SAP

2002 SOP), the Company’s capital stock, through the issue of new shares, increased to € 316,457,821 by December 31, 2005. Due to further rights being exercised, the capital stock subsequently increased to € 316,746,044 by March 16, 2006. The capital stock is divided into 316,746,044 no-par value ordinary bearer shares representing a pro rata amount of capital stock of € 1.00 each. As at March 16, 2006, 6,591,638 conversion rights and 1,193,873 subscription rights issued under the LTI Plan and 7,886,464 subscription rights issued under the SAP 2002 SOP were outstanding. Since January 1, 2005, 305,808 conversion rights and 878,120 subscription rights have been exercised in accordance with the bond and option terms of the LTI Plan, and 2,323,485 subscription rights have been exercised in accordance with the option terms of the SAP 2002 SOP. Contingent Capital IIIa was reduced from € 9,384,974 by € 330,708 to € 9,054,266 and Contingent Capital VI was reduced from € 19,015,415 by € 411,736 to € 18,603,679. In addition, a Contingent Capital III in in the amount of € 515,498 and a Contingent Capital IV in the amount of € 25 million exist. No conversion and subscription rights have been issued for the latter so far, so that it will become useless as of the end of May 1, 2006 and is proposed to be replaced by a new Contingent Capital IV (see the resolution proposal under Item 11 on the agenda of the general meeting of shareholders of May 9, 2006). Finally, the Executive Board is authorized to increase the Company’s capital stock in the context of Authorized Capital I and Authorized Capital II in each case by € 60 million and in the context of Authorized Capital in by an additional € 15 million.
Due to the capital increase from company funds at a ratio of 1:3, the amount of capital stock, based on the capital stock existing at the time of the general meeting of shareholders, will increase fourfold to € 1,266,984,176. The number of the no-par value shares and the amount of the contingent capital will change in the same proportion. Each shareholder will additionally receive three new shares for each existing SAP share. The pro rata amount represented by each no-par value share in the capital stock will remain unchanged and amount to € 1.00 as before. The new shares will participate in the profits as from the beginning of the fiscal year 2006. The amount of the authorized capital will remain unaffected by the capital increase from company funds. For this reason, it is proposed that a new Authorized Capital Ia and a new Authorized Capital IIa be created in addition to the existing Authorized Capital I and Authorized Capital II in order to preserve the economic value of the authorized capital (see the resolution proposal under Item 8 on the agenda of the general meeting of shareholders on May 9, 2006). The authorizations to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG and to exclude the shareholders’ subscription rights as well as to use equity derivatives in connection with the acquisition of treasury shares will also be reduced in relative value; it is therefore proposed that a corresponding adjustment also be made in this respect (see the resolution proposals under Items 9 and 10 on the agenda of the general meeting of shareholders of May 9, 2006).
Should the resolution proposed under Item 6 a) on the agenda of the general meeting of shareholders of May 9, 2006 not have been registered by June 12, 2006, it is possible that the capital stock will be further increased through the issue of new shares from contingent capital due to the exercise of conversion or option rights. The resolution proposal under Item 6 b) on the agenda of the general meeting of shareholders of May 9, 2006 in this case provides for the increase in the Company’s capital stock existing at the time of the registration of this resolution by three times its value to four times its value by converting into capital stock a partial amount of € 134,768,000 of the capital reserves shown in the annual balance sheet as at December 31, 2005 in an aggregate amount of € 284,767,857.82 and the residual amount of the revenue reserves shown in such balance sheet under “other revenue reserves” in an aggregate amount of €1,211,690,259.96. It is proposed that the Supervisory Board be authorized to insert the relevant amounts and figures stated in Section 4 (1), (6), (9) and (10) of the Articles of Association (Capital Stock, Contingent Capital IIIa, Contingent Capital III, Contingent Capital VI) accordingly.
3.	Method of implementing the capital increase

The capital increase from company funds is a genuine capital increase (echte Kapitalerhöhung) where existing company assets are transferred under the balance sheet item “equity” from the free capital and revenue reserves into capital stock. Those company assets will then be subject to the appropriation requirements for capital stock, in particular a limitation on profit distribution. Moreover, new ownership rights arise in the form of new no-par value ordinary bearer shares. The capital increase from company funds is not a capital procurement operation, as no fresh funds will accrue to the Company.

The increase in the capital stock will become effective upon registration of the resolution on the capital increase from company funds (Section 211 AktG). At the same time, the new shares will be created by operation of law and will accrue, without any action being required on the part of the Company or the shareholders, to the shareholders in proportion to their shares held in the capital stock so far (Section 207 (2) in conjunction with Section 182 (1) sentence 4 AktG, Section 212 AktG). The same applies to the treasury shares held by the Company. Thus, the relevant pro rata participation held by a shareholder in the Company’s capital stock will remain unchanged. The new shares will participate in the profits as from the beginning of the fiscal year 2006. The contingent capital will automatically increase in the same proportion as the capital stock (Section 218 sentence 1 AktG) to service the conversion and subscription rights secured by such contingent capital, the number of which rights, subject to any deviating provision in the terms and conditions of the bonds, will pursuant to Section 216, Section 218 sentence 1 AktG increase by operation of law in the same proportion as the capital stock. The proposed amendments of the Articles of Association reflect such change. No special contingency reserves pursuant to Section 218 (2) AktG are required to be set up with regard to sufficient obligations of the holders of conversion rights to effect additional cash payments.

4.	Effects on listing; crediting of the new shares to the securities accounts

SAP AG will apply for a listing of the shares issued from the capital increase on the stock exchanges of Frankfurt, Berlin and Stuttgart. The costs incurred are expected to be insignificant. The new shares and the old shares will be listed under the same unchanged securities identification number. However, due to the fourfold increase in the number of issued shares, the computed pro rata value per share will be divided by four while the going-concern value remains unchanged. Therefore, the stock exchange price of the SAP shares will be reduced accordingly. In return, each shareholder will be entitled to four times the number of shares held so far.

The depositary banks will increase the number of SAP shares credited to the relevant securities accounts accordingly. The shareholders will not be required to arrange for this to be effected, and according to the information provided to the Company by the banks, no costs will be incurred by the shareholders in connection with the conversion. To the extent that the conversion of the number of shares entails any costs, these costs will be borne by SAP AG.

The Company has no influence on the exact date of the registration of this change of rights in the commercial register. It is envisaged, however, to agree on a time schedule in close cooperation with the Frankfurt and New York Stock Exchanges as well as the competent commercial register to permit a conversion process that is as smooth as possible. It is intended to avoid, to the extent possible, any temporary suspension or discontinuation of stock exchange trading in SAP shares. SAP AG will announce the intended exact date of the registration of the capital increase from company funds by publication on the Internet at www.sap.de/investor.

5.	Tax effects

The capital increase, as a corporate-law measure, will not affect the taxable income of SAP AG. It is an income-neutral transaction at the level of the Company’s assets.

There will be no direct tax effects on shareholders with unlimited tax liability in Germany, either. The transfer of capital and revenue reserves to capital stock will neither lead to a change in the ownership structure nor to a change in the going-concern value. Pursuant to Section 1 of the German Capital Increase Tax Act (Kapitalerhohungssteuergesetz), the allocation of the new equity interests will in particular not trigger income from investment capital of the shareholder. Moreover, the new equity interests are not acquired by the shareholder at the time they are granted or issued. The capital increase from company funds merely causes the assets represented by the old shares to be split off and part of the original acquisition cost to be split off accordingly. Under the entity approach (Gesamtwertmethode), the acquisition cost of the old shares up to the relevant date is reduced by the amount which is attributable to the amount split off to the new equity interests. The new equity interests are deemed to have been acquired at the time the old shares were acquired.

This outline of the tax effects of a capital increase from company funds is in line with the view held by the tax authorities as set out in the circular of the German Federal Ministry of Finance (Bundesfinanzministerium) dated October 25, 2004 (IV C3 — S- 2256 — 238/04) and with the practice of the German Supreme Tax Court (Bundesfinanzhof) (BFH December 19, 2000, IX R 100/97, BStBl. II 2001, 345). However, it is to be noted that the above outline does not constitute individual tax advice and that, moreover, a deviating tax treatment due to changes in law, in the rulings of the tax courts or in the practice of the tax authorities cannot be excluded.

Shareholders with limited tax liability or shareholders exempt from tax liability in Germany are not considered in this discussion and are recommended to consult their own tax advisors.

6.	Effects on American Depositary Receipts (ADRs) traded on the New York Stock Exchange

The ADRs listed on the New York Stock Exchange currently represent ordinary SAP shares at a ratio of 4:1, i.e. four ADRs represent one ordinary share. In the context of the capital increase, the legal documentation underlying the ADRs will be adjusted. As a result, one ADR, upon the capital increase and the related increase in the number of outstanding SAP shares becoming effective, will in future represent one whole SAP share. Therefore, the capital increase is not expected to have any computational effects on the stock exchange price of the ADRs. A smooth conversion process without affecting stock exchange trading is also envisaged for the ADRs. As stated above (see subsection 4.), the implementation of the capital increase and the related issue of new shares is to be coordinated globally. SAP AG will publish information on the exact date of the conversion on the Internet at www.sap.de/investor.

7.	Advantages derived by the Company and the shareholders from the capital increase from company funds

From an economic perspective, the capital increase from company funds and the related issue of new SAP shares is a neutral operation for the shareholders. However, U.S. surveys indicate that the implementation of a capital increase from company funds in connection with the issue of new shares can lead to excess returns. This seems to be due mostly to psychological effects, i.e. a share is considered to be more interesting if it is traded within an “optimum” price range. The shareholders will benefit from the increase in liquidity connected with the issue of new shares, which will facilitate the acquisition or the sale of SAP shares. In this context, it is conceivable that retail investors will have an increased interest in investing due to the visually lower stock exchange price. Compared to this, the costs incurred by SAP AG in connection with the capital increase are negligible.
Having considered all of the above circumstances, the Executive Board believes that the intended capital increase from company funds is a reasonable measure. The Executive Board, in agreement with the Supervisory Board, therefore recommends to the shareholders to approve the proposed capital increase from company funds with the required qualified majority.
Report of the Executive Board concerning Item 8 on the agenda
Under Item 8 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the a new Authorized Capital Ia and a new Authorized Capital IIa be created while maintaining Authorized Capital I and Authorized Capital II, under which the Executive Board is authorized to increase the capital stock on or before May 8, 2011 by issuing no-par value ordinary bearer shares. Pursuant to Section 203 (2) in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the issue of the new shares, which report, constituting an integral part of the present invitation, will also be available to the shareholders at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.de/hauptversammlung and will be sent to any shareholder upon request:
1.	Existing Authorized Capital I and existing Authorized Capital II, reasons for their supplementation and reasons for the condition precedent of registration

Section 4 (5) of the Articles of Association currently provides for an Authorized Capital I, and Section 4 (7) of the Articles of Association currently provides for an Authorized Capital II in an aggregate amount of up to € 120 million, divided into up to 120 million no-par value ordinary bearer shares. These two authorizations granted to the Executive Board to increase the capital stock, which remain valid up to May 11, 2010, have not yet been exercised. The authorized capital, as opposed to the contingent capital which will increase in the same proportion as the capital stock pursuant to Section 218 sentence 1 AktG, will remain unaffected by the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, i.e. its economic value is expected to be divided by four. In order to continue giving the Executive Board, after the implementation of the capital increase from company funds, sufficient flexibility to react to market conditions in a manner protecting the price of the share and to enable it to act on business opportunities promptly, it is proposed that the economic value of the authorized capital, even if no specific acquisition projects are currently envisaged, be also adjusted to the new increased capital stock. This is to be achieved by creating a new Authorized Capital Ia and a new Authorized Capital IIa in an aggregate amount of up to € 360 million, divided into up to 360 million new no-par value ordinary bearer shares, with a term ending on May 8, 2011. It is therefore proposed to further direct the Executive Board to apply for the registration of the resolutions on the creation of a new Authorized Capital Ia and a new Authorized Capital IIa only together with the capital increase from company funds resolved under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006, with the proviso that the capital increase from company funds is to be registered first.

2.	New authorized capital and associated benefits for the Company

It is proposed that, in aggregate, a new Authorized Capital Ia and a new Authorized Capital IIa be created in an aggregate amount of up to
€ 360 million, divided into up to 360 million no-par value ordinary bearer shares. By virtue of the new Authorized Capital Ia as proposed under Item 8 a) on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to
€ 180 million in aggregate against contributions in cash by issuing new no-par value ordinary bearer shares. The new shares are to be offered to the shareholders for subscription. It is proposed that the Executive Board be authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights (see subsection 3. below). By virtue of the new Authorized Capital IIa as proposed under Item 8 b) on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to € 180 million against contributions in cash or in kind by issuing new no-par value ordinary bearer shares. It is proposed that the Executive Board be authorized to exclude the shareholders’ statutory subscription rights (see subsection 4. below). It is proposed that both authorizations be granted for the term permissible under applicable law, i.e. until May 8, 2011.

The proposed authorizations concerning the issue of new shares from Authorized Capital Ia and Authorized Capital IIa are intended to preserve the economic value of the existing Authorized Capital I and the existing Authorized Capital II after the implementation of the capital increase from company funds and to thus enable the Executive Board in the future to react at short notice, subject to the consent of the Supervisory Board, to any financing requirements and specific opportunities opening up with regard to the acquisition of enterprises or any parts thereof or interests therein.

3.	Exclusion of the shareholders’ subscription rights in respect of Authorized Capital la

In connection with Authorized Capital Ia, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The exclusion of subscription rights in respect of fractional shares is required for Authorized Capital Ia in order to ensure a subscription ratio that can be implemented in technical terms. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. As the exclusion is limited to such fractional shares, the potential dilution effect is low. In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders’ subscription rights to be factually justified and reasonable for the shareholders.

4.	Exclusion of the shareholders’ subscription rights in respect of Authorized Capital lla

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in the event of any capital increases against contributions in cash if the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed the lower of 10% of the Company’s capital stock existing at the time of the registration of the authorization or 10% of the Company’s capital stock existing at the time of the issue of the new shares and the issue price of the new shares is not substantially below the stock exchange price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price. The statutory basis of this so-called simplified exclusion of the shareholders’ subscription rights is Section 203 (1) and (2) in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. When exercising this authorization, the Executive Board will determine, in compliance with the statutory requirements, a deduction which is as low as practicable in view of the market conditions prevailing at the time of placement. The option to exclude the shareholders’ subscription rights is intended to place the Executive Board/Supervisory Board in a position to selectively place shares with financial investors in order to attain, by way of market-oriented pricing, a maximum amount realized and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds in favor of the Company as compared to an offer for sale to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG, as amended by the German Transparency and Disclosure Act, allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not “near market”. In addition, the Company, if it granted subscription rights, would not be in a position to react to favorable market conditions at short notice due to the length of the subscription period. In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock in aggregate, i.e. also with regard to other authorizations concerning the simplified exclusion of the shareholders’ subscription rights, the resolution proposal also provides for a deduction clause, pursuant to which the 10% threshold will be reduced to the extent that any other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised as from the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. The deduction clause will also take account of the fact that the dilution effect on the shareholders of the exercise of an authorization concerning the simplified exclusion of the shareholders’ subscription rights, in each case related to a specific pro rata amount of capital stock, will be four times as strong before the capital increase from company funds becomes effective as after the time the capital increase from company funds has become effective. The 10% threshold and the deduction clauses safeguard the shareholders’ interests in avoiding dilution effects as far as possible. In light of the stated reasons, the proposed authorization is in the best interests of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are adequately safeguarded. In addition, the shareholders intending to maintain their participation ratios have the option to acquire the required number of shares on the stock exchange. It is therefore ensured that in accordance with the statutory valuation provided for in Section 186 (3) sentence 4 AktG, both the financial and voting interests will be adequately safeguarded when using the authorized capital by excluding the shareholders’ subscription rights, while further opportunities are open to the Company in the interests of all shareholders.

In connection with Authorized Capital IIa, it is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in the event of any capital increases against contributions in kind for the purpose of granting shares in connection with the acquisition of any enterprises or any parts thereof or interests therein. SAP AG has to cope with international competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any part thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive in terms of an acquisition frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire such companies as well, SAP AG must have the option to grant treasury shares by way of consideration. Moreover, in the context of an acquisition project, it can be economically reasonable in an individual case to acquire further assets in addition to the company being acquired as such, in particular any assets that serve the purposes of the company being acquired. This is the case, for instance, if the company being acquired does not itself hold the rights to the intangible assets related to its business operations. Moreover, it can be reasonable to grant, in whole or in part, new shares in the Company instead of payment in cash to holders of claims against SAP AG that have been constituted in connection with the sale of any enterprises or any parts thereof or interests therein. In this manner, an optimized financial structure can be obtained. SAG AG will not suffer any disadvantages in this context, as the issue of shares against contribution in kind requires that the value of the contribution in kind is in reasonable proportion to the value of the shares. In the event that the shareholders’ subscription rights are maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of acquired treasury shares will not be possible, though, and the benefits associated therewith cannot be generated in favor of the Company and its shareholders. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this option. Should any specific opportunities with regard to the acquisi-

tion of any enterprises or any parts thereof or interests therein open up, the Executive Board will in each individual case carefully assess whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the best interest of the Company. The Supervisory Board will give its required consent to the use of treasury shares for such purpose only if it arrives at the same conclusion. The Executive Board will report on the details in connection with the exercise of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.

Having considered all of the above circumstances, the Executive Board and the Supervisory Board, for the stated reasons, consider the exclusion of the shareholders’ subscription rights in the above cases, even taking into account a potential dilution effect, to be factually justified and reasonable for the shareholders.

It is proposed that, if the Executive Board does not exercise the above authorizations concerning the exclusion of the shareholders’ subscription rights, the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights also in connection with Authorized Capital IIa. The reasons for excluding the shareholders’ subscription rights, the factual justification and adequacy of such exclusion have already been set out in the report section concerning Authorized Capital Ia (see subsection 3. above) and apply accordingly.

5.	Report of the Executive Board concerning a use of the new Authorized Capital la and the new Authorized Capital lla

The Executive Board will report to the general meeting of shareholders on any use of Authorized Capital Ia and Authorized Capital IIa.
The Executive Board, in agreement with the Supervisory Board, therefore recommends to the shareholders to approve the proposed creation of the new Authorized Capital Ia and the new Authorized Capital IIa with the required qualified majority.
Report of the Executive Board concerning Item 9 on the agenda
Under Item 9 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.de/hauptversammlung and will be sent to any shareholder upon request:
Under Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board has the option to acquire, on or before October 31, 2007, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 30 million in aggregate (i.e. 30 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00). This authorization will remain unaffected by the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006. In order to continue giving the Executive Board, after the implementation of the capital increase from company funds, the same economic opportunities, the Executive Board and the Supervisory Board further propose that the Executive Board, with effect from the end of the day on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective upon registration in the commercial register, be authorized to acquire, on or before October 31, 2007, additional treasury shares on behalf of the Company (resolution proposal under Item 9 b) on the agenda of the general meeting of shareholders of May 9, 2006). The pro rata amount of capital stock (as increased) represented by such treasury shares will amount to up to € 90 million in aggregate (i.e. 90 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00).
Under both resolution proposals, the repurchase may be effected on the stock exchange or by way of a public purchase offer to all shareholders.
In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, the shares are generally to be allocated according to the percentage of shares held by the selling shareholders. However, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may in each case be given preferential treatment. This option serves to avoid fractional shares when determining the relevant ratios and any minor remainder of shares and thus to facilitate the technical implementation of the offer. If and to the extent that the provisions of the WpUG apply, compliance with such provisions is to take precedence in each case.
It is proposed that the Executive Board in each case be authorized to resell the shares on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with an offer for sale. It is proposed that the Executive Board in each case be authorized to redeem treasury shares without requiring a further resolution of the general meeting of shareholders. In this regard, it is proposed that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.
Both the resolution proposal under Item 9 a) on the agenda of the general meeting of shareholders of May 9, 2006 and the resolution proposal under Item 9 b) on the agenda of the general meeting of shareholders of May 9, 2006 provide for the exclusion of the shareholders’ subscription rights in the case of the use of the repurchased treasury shares in the following cases:
It is firstly proposed that the Executive Board in each case be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of acquired treasury shares which account for up to 10% of the Company’s capital stock in aggregate, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system). The statutory basis of this so-called simplified exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. The option to exclude the shareholders’ subscription rights is intended to place the Executive Board in a position to selectively place shares with financial investors in order to attain, by way of market-oriented pricing, a maximum amount realized and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds in favor of the Company as compared to an offer for sale to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG, as amended by the German Transparency and Disclosure Act, now allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not “near market”. In addition, the Company, if it granted subscription rights, would not be in a position to react to favorable market conditions at short notice due to the length of the subscription period.
In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights, in each case as provided in more detail in the relevant resolution proposals, is limited to shares representing a pro rata amount of the Company’s capital stock of 10%. The resolution proposal under Item 9 a) on the agenda provides that, for the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time of the adoption of the resolution concerning this authorization by the general meeting of shareholders of May 9, 2006 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. The resolution proposal under Item 9 b) on the agenda, in contrast, provides that, for the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time this authorization becomes effective or four times the amount of the capital stock existing at the time of the adoption to the resolution by the general meeting of shareholders of May 9, 2006 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. This is intended to ensure that the opportunities of the Executive Board with regard to the option to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights will from an economic perspective remain unaffected by the capital increase from company funds. Both the resolution proposal under Item 9 a) on the agenda and the resolution proposal under Item 9 b) on the agenda also provide for deduction clauses, pursuant to which the 10% threshold will be reduced to the extent that other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised as from the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. The dilution effect of the shareholders of the exercise of an authorization concerning the simplified exclusion of the shareholders’ subscription rights, in each case related to a specific pro rata amount of capital stock, will be four times as strong before the capital increase becomes effective as after the capital increase from company funds has become effective. The deduction clause provided for in Item 9 b) on the agenda will take account of this fact. The 10% threshold and the deduction clauses safeguard the shareholders’ interests in avoiding dilution effects as far as possible.
In light of the stated reasons, the proposed authorization is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are adequately safeguarded. In addition, the shareholders intending to maintain their participation ratios have the option to acquire the required number of shares on the stock exchange.
It is further proposed that the Executive Board in each case be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to any third party as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein. In this context, it is proposed that the shareholders’ subscription rights be equally excluded. SAP AG has to cope with international competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive in terms of an acquisition frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire such companies as well, SAP AG must have the option to grant treasury shares by way of consideration. This is to be implemented, firstly, by means of Authorized Capital IIa as proposed to the general meeting of shareholders of May 9, 2006 under Item 8 on the agenda of the general meeting of shareholders of May 9, 2006. Moreover, the Company is to be placed in a position to use acquired treasury shares to fund acquisitions. In the event that the shareholders’ subscription rights are maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of acquired treasury shares will not be possible, though, and the benefits associated therewith cannot be generated in favor of the Company and its shareholders. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this option. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the best interest of the Company. The Supervisory Board will give its required consent to the use of treasury shares for such purpose only if it arrives at the same conclusion. The Executive Board will report on the details in connection with the exercise of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.
Furthermore, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive

Board are affected, the Supervisory Board be authorized to grant acquired treasury shares also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP 2002 Stock Option Plan and to exclude the shareholders’ subscription rights in this regard. The transfer of treasury shares for the purpose of servicing these subscription rights instead of using the contingent capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders.
The authorizing resolution on the establishment of the SAP 2002 Stock Option Plan adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. They will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP 2002 Stock Option Plan are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002.
The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/ hauptversammlung. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.
Finally, it is proposed that the Executive Board in each case be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders. The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of acquired treasury shares by way of an offer for sale to the shareholders. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests.
Having considered all of the above circumstances, the Executive Board and the Supervisory Board, for the stated reasons, consider the exclusion of the shareholders’ subscription rights in the above cases to be factually justified and reasonable for the shareholders.

Report of the Executive Board concerning Item 10 on the agenda
Under Item 10 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company. The Executive Board submits the present report for the purpose of setting forth the reasons for the use of equity derivatives in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.de/hauptversammlung and will be sent to any shareholder upon request:
1. Purpose of the authorization to use equity derivatives
Under Item 9 on the agenda of the general meeting of shareholders of May 9, 2006, the Executive Board and the Supervisory Board propose that the Executive Board be authorized a) to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 30 million in aggregate and, in addition, b) with effect from the end of the day on which the capital increase from company funds under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006 became effective upon registration in the commercial register of the Company, to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 90 million in aggregate. In addition to said authorization, the Executive Board and the Supervisory Board, under Item 10 on the agenda of the general meeting of shareholders of May 9, 2006, propose that the Executive Board be authorized, subject to the consent of the Supervisory Board, which consent may be granted generally, i.e. in relation to a specific term or a specific volume, to use equity derivatives in the form of put and call options in connection with the repurchase of treasury shares. This will enable the Company to make use of additional alternative opportunities so as to identify the optimized structure in respect of the repurchase of shares. In this regard, the Executive Board intends to use put and call options only in addition and supplementary to traditional share repurchases and only to repurchase a minor portion of the total number of treasury shares to be acquired by means of such equity derivatives.
Under a put option, the writer is obligated to purchase a predetermined number of shares at a predetermined price (exercise price). In return, said writer receives an option premium. The exercise of the put option is financially reasonable for the relevant holder if the price of the subscribed share is below the exercise price, as the holder may then sell the shares to the writer at the higher exercise price.
When purchasing a call option, the purchaser, in return for the payment of an option premium, is granted the right to purchase a predetermined number of shares at a predetermined price (exercise price) from the writer of the option. The exercise of the call option is financially reasonable for the relevant holder if the price of the subscribed share is above the exercise price, since the holder may then purchase the shares from the writer at the lower exercise price.
The use of put and call options in connection with the repurchase of shares is intended to enable the Company to make use of lower share prices and to thus reduce the Company’s expenses.

Put options may be sold, for instance, if the Company, in the event of a low SAP share price, intends to repurchase treasury shares but is not certain as to the best time for repurchase, i.e. the point in time of the most favorable SAP share price. In such event, the Company may benefit from selling put options at an exercise price below the SAP share price at the time of the sale of the put option. In return for the obligation to purchase a predetermined number of treasury shares at a predetermined price (exercise price), the Company will receive an option premium. In addition to the collection of the option premium, the use of put options is also advantageous as, firstly, the repurchase (as opposed to instantaneous repurchase) will be made at a lower price level and, secondly, the purchase price will be due for payment upon the exercise of the option only, i.e. liquidity will drain with a time lag.
The following example may help illustrate this mechanism: Assuming that the SAP share price amounted to € 180 at the time of the sale of the put option, the exercise price of the put option was € 160 and the option premium payable was € 9 per put option, the following would apply: If, e.g., the price of the SAP share amounted to € 140 after three months and the option was exercised accordingly, SAP AG would have to purchase the shares at € 160, which would result in an outflow of funds in the amount of € 151 (purchase price less option premium). As compared to an instantaneous purchase at the time the option is issued (€ 180), the amount saved in connection with the acquisition will be € 29. Assuming that the price was € 220 after three months, the option would not be exercised and SAP AG would not have to purchase any shares; SAP AG, however, would collect the option premium of € 9. If, however, such treasury shares are required for the purpose of servicing, for instance, subscription rights under stock options by way of treasury shares instead of the issue of new shares from contingent capital, the Company would in this case have to purchase the shares at € 220.
Although the use of put options involves the risk of whether or not a repurchase is actually effected and, associated therewith, the risk that the Company, if necessary, will have to purchase the shares at a price which is above the stock exchange price at the time the put option is issued, the Executive Board, in agreement with the Supervisory Board, is convinced of the benefits connected with the use of put options supplementary to traditional share repurchases.
It is further proposed that the Executive Board be authorized to use call options in connection with the repurchase of shares. This may be reasonable, for instance, if the Company intends to service subscription rights under stock options by means of treasury shares instead of issuing new shares from contingent capital. For said purpose, the Company will be able to purchase a sufficient number of treasury shares when share prices are low. It may also, however, purchase call options in return for the payment of an option premium, and thus hedge against an upward movement in share prices. This may be expedient, in particular, if at any time during a period of favorable share prices, it is not yet foreseeable in what scope subscription rights will be exercised and treasury shares will be required for their servicing. The advantages of this mechanism do not only reside in liquidity draining upon the exercise of the call options by SAP AG only, but also in the fact that the Company will have to purchase only as many shares as will actually be required for the purpose of servicing subscription rights.
2. Equity derivatives available for use
In connection with the purchase of treasury shares, it is proposed that the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter together “SAP”) be enabled to conclude option contracts with a financial institution. This may be either in the form of a put option with SAP acting as the writer or the acquisition of a call option by SAP from a financial institution acting as the option writer. In both cases, the relevant financial institution, upon the exercise of the relevant option, may only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. In the event that a put option contract is concluded with a financial institution, an obligation to such effect will have to be agreed as part of such contract. Upon the conclusion of a call option agreement, SAP may exercise the option only if it is ensured that the financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. The obligation of said financial institution to only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchanges is intended to ensure compliance with the principle of equal treatment of the shareholders as provided in Section 71 (1) no. 8 sentence 4 AktG.
In the event that the acquisition of the shares is effected by means of a put or call option contract with a financial institution with the proviso that said financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) on the Frankfurt Stock Exchange, the shareholders will have no claim as to the conclusion of option contracts with SAP. This is aimed at enabling the Executive Board/Supervisory Board to selectively conclude option contracts with financial institutions so as to obtain, based on the use of “near-market” exercise prices and option premiums, the most favorable option conditions available. This will allow to obtain, due to the increased flexibility in implementing measures without delay, the utilization of favorable price developments at short notice and, thus, optimized conditions as compared to a public offer to all shareholders regarding the conclusion of option agreements.
It is further proposed that the Company be enabled, for the purpose of acquiring treasury shares, to sell put options on the stock exchange. Any such option contracts will have to be concluded with a financial institution beforehand, which will introduce the option rights on a stock exchange after relevant certification. Thus, the principle of equal treatment as provided in Section 71 (1) no. 8 sentence 4 AktG will be complied with. The shareholders will be able to acquire the relevant put options on the stock exchange themselves.
Moreover, it is proposed that the Company be enabled to publicly offer to all shareholders the conclusion of put option contracts or call option contracts, as applicable. This alternative approach will offer all shareholders the option to offer their shares for sale to the Company at a predetermined price as agreed in the option agreement or to collect a call option premium, respectively. Should the shareholders request the conclusion of more option contracts than the Company wishes to conclude, the offer will be prorated. In this regard, it is proposed, with regard to the conclusion of option contracts, to admit preferential treatment of orders pertaining to a limited number of shares. This approach serves to avoid fractional shares when determining the relevant ratios and any minor remainder of shares and thus to facilitate the technical implementation of the offer.
Finally, it is proposed to allow, in accordance with the provisions on the indirect subscription rights laid down in Section 186 (5) AktG, to conclude put option contracts with an Issuing Company, i.e. a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) KWG subject to the obligation to offer such put options to the shareholders for subscription.
3. Details on the terms and conditions of the equity derivatives
In detail, the proposal provides for the following mandatory terms and conditions to apply to the options:
a)	The term of the put options used in connection with the purchase of treasury shares may not exceed one year. The longer the term, the higher the probability that the price of the SAP share will unforeseeably deviate from the share price as at the time of the conclusion of the option contract. It is proposed to limit the maximum term so as to prevent excessive deviations. No such limit will be required with regard to the call options, as SAP, as the holder, will be free to determine the exercise date of the call options; it will exercise those call options only if the price of the SAP share at the time of the exercise exceeds the exercise price and such exercise is thus in the interest of SAP.

The final exercise date in relation to the put options must be prior to November 1, 2007, as the repurchase authorization proposed to the general meeting of shareholders of May 9, 2006 will expire on October 31, 2007 and, therefore, the acquisition of treasury shares pursuant to Section 71 (1) no. 8 AktG by virtue of such authorization will not be permissible after said date. For the same reason, it is proposed to generally allow the exercise of the call options aimed at the acquisition of treasury shares only on or before October 31, 2007. Where a call option is concerned, however, SAP, as the holder, may elect to exercise the option only if and to the extent that a valid repurchase authorization has been granted by the general meeting of shareholders. Therefore, it will not be necessary to provide for a final exercise date prior to November 1, 2007. Instead, it will be sufficient to provide that the call options may not be exercised after October 31, 2007, unless a subsequent general meeting of shareholders resolves upon a new relevant repurchase authorization.

b)	It is proposed that the permitted purchase price per share upon the exercise of the option (hereinafter, the “Exercise Price”), in the event that the acquisition of the shares is made by way of a put or call option contract with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, delivers shares only to the extent it previously acquired shares on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract and calculated on the basis of the arithmetic mean of the closing auction prices of the

SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. Thus, SAP, with regard to the permitted purchase price of the shares, will be placed in a position as if it had acquired the shares directly on the stock exchange as at the time of the conclusion of such option contract, since the acquisition authorizations proposed to the general meeting of shareholders of May 9, 2006 under Item 9 on the agenda of the general meeting of shareholders of May 9, 2006, in each case in subsection c) aa), provide for the same lowest and highest counter-values for the acquisition of treasury shares on the stock exchange.
If put options are sold on the stock exchange, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. In this regard, SAP, with regard to the permitted purchase price of the shares, will also be placed in a position as if it had acquired the shares directly on the stock exchange as at the time of the conclusion of such option contract.
If the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer the options to the shareholders for subscription, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%. Thus, SAP, with regard to the permitted purchase price of the shares, will be placed in a position as if it had acquired the shares under a direct purchase offer to all shareholders released as at the time of the conclusion of said option contract.
4. Shareholders’ right to offer
In the event of a repurchase of shares by means of put and call options, the shareholders shall have a right to offer their shares only insofar as SAP is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options in connection with the repurchase of treasury shares would not be possible, and the Company would not be able to generate the benefits associated therewith.
Having carefully weighed the interests of the shareholders and the Company and having consulted with the Supervisory Board with regard to the benefits resulting from the use of put and call options for the Company as set out above, the Executive Board considers the non-granting or restriction of the shareholders’ rights to offer their shares, respectively, to be a justified approach.

Report of the Executive Board concerning Item 11 on the agenda
By resolution adopted by the general meeting of shareholders of May 3, 2001, the Executive Board was authorized to issue bearer convertible and/or warrant-linked bonds on one or more occasions on or before May 1, 2006 in an aggregate principal amount of up to € 2 billion. With regard to the fact that this existing authorization has expired without having been exercised, it is proposed to the general meeting of shareholders that two new authorizations be created for the issue of convertible and/or warrant-linked bonds (hereinafter also referred to as the “Bonds”). The first authorization (resolution proposal under Item 11 a) on the agenda of the general meeting of shareholders of May 9, 2006) permits the issue of Bonds carrying conversion or option rights in respect of SAP shares with a pro rata amount of capital stock represented by such shares of up to € 25 million. This authorization will remain unaffected by the capital increase from company funds proposed under Item 6 on the agenda of the general meeting of shareholders of May 9, 2006. It relates to the amount of the capital stock existing at the time of the adoption of the resolution on Item 11 on the agenda of the general meeting of shareholders of May 9, 2006. In order to continue giving the Executive Board, after the implementation of the capital increase from company funds, the same economic opportunities with regard to optimum corporate financing, in particular subject to the exclusion of the shareholders’ subscription rights, it is proposed that a further authorization to issue Bonds be resolved upon (resolution proposal under Item 11 b) on the agenda of the general meeting of shareholders of May 9, 2006) which is to relate to the capital stock following the implementation of the capital increase and permits the issue of Bonds carrying conversion or option rights in respect of SAP shares representing a pro rata amount of capital stock of up to € 75 million. Therefore, this second authorization will become effective only upon the registration of the capital increase from company funds and will, as from that date, exist separately from the first authorization.
Adequate capital resources are an important requirement for the Company’s development. The issue of convertible and/or warrant-linked bonds offers the Company attractive financing opportunities at relatively low interest, and the proposed authorization is designed to again open up these opportunities to the Company. The conversion and option premiums obtained will be for the benefit of the Company. In addition, certain hybrid financing instruments can only be placed after conversion or option rights have been granted. The authorizations give the Company the flexibility required to exploit, depending on the situation prevailing on the market, the German capital market or even the international capital market, in particular through majority holdings.
Both authorizations provide that the convertible and/or warrant-linked bonds are generally to be offered to the shareholders for subscription (Section 221 (4) AktG in conjunction with Section 186 (1) AktG). In order to facilitate implementation, use may in this regard in each case be made of the option to offer the convertible and/or warrant-linked bonds to a credit institution or a syndicate of credit institutions with the obligation to offer the Bonds to the shareholders for subscription in accordance with their subscription rights (indirect shareholders’ subscription rights within the meaning of Section 186 (5) AktG).
Both the resolution proposal under Item 11 a) on the agenda and the resolution proposal under Item 11 b) on the agenda provide for the option to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases:
It is proposed that the Executive Board in each case be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares. Such fractional shares may result from the amount of the relevant volume of the issue and the determination of a practi-

cable subscription ratio. An exclusion of the shareholders’ subscription rights in these cases facilitates the implementation of the capital-related measure, in particular of the shareholders’ subscription rights.
It is further proposed that the Executive Board in each case be granted the option, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in order to grant to the holders or creditors of previously issued conversion and option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights. This will permit to grant to the holders of conversion or option rights already existing at this point in time, subscription rights in lieu of a reduction of the conversion or option price as anti-dilution protection. Equipping bonds with anti-dilution protection is in line with standard market practice.
The issue price of the shares must in each case be equivalent to at least 80% of the stock exchange price determined at or around the time the Bonds are issued. The option of charging a premium will provide the basis necessary for adjusting the terms and conditions of the Bonds in line with the capital market conditions prevailing at the time of issue.
It is further proposed that the Executive Board be in each case in particular authorized, applying Section 186 (3) sentence 4 AktG mutatis mutandis, to exclude, subject to the consent of the Supervisory Board, the shareholders’ subscription rights, provided that the Bonds are issued at a price that is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This can be expedient to promptly respond to favorable conditions on the stock exchange and to quickly and flexibly place a Bond in the market on attractive conditions. The equity markets have become clearly more volatile. The ability to promptly react to market developments will therefore be vital for the result of the issue to be as favorable as possible. Favorable conditions that are as “near market” as possible can generally be established only if the Company is not bound by those conditions for an excessively long offer period. The issue of subscription rights generally requires a significant safety margin to be deducted in order to ensure the attractiveness of the conditions and thus the issue’s chances of success over the entire offer period. It is true that Section 186 (2) AktG allows the subscription price (and thus of the terms and conditions of the Bonds in the case of convertible and/or warrant-linked bonds) to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the terms and conditions of the bonds and, therefore, to conditions which are not “near market”. In addition, even where the shareholders’ subscription rights were granted, an alternative placement with third parties would be endangered or would involve additional expenses given the uncertainty of the exercise of such rights (subscription behavior). Finally, the Company, if it granted subscription rights, would not be in a position to promptly react to a change in market conditions due to the length of the subscription period but would be exposed to declining share prices during the subscription period, which could lead to less favorable opportunities for the Company to procure capital.
In this case of the exclusion of the shareholders’ subscription rights in connection with the issue of convertible and warrant-linked bonds, the provision set forth in Section 186 (3) sentence 4 AktG regarding the simplified exclusion of the shareholders’ subscription rights applies mutatis mutandis pursuant to Section 221 (4) sentence 2 AktG. In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization concerning the simplified exclusion of the shareholders’ subscription rights, in each case as provided in more detail in the relevant resolution proposals, is limited to the issue of Bonds carrying conversion or option rights in respect of shares representing a pro rata amount of no more than 10% of the Company’s capital stock in aggregate. The resolution proposal under Item 11 a) on the agenda provides that, for the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time of the adoption of the resolution concerning this authorization by the general meeting of shareholders of May 9, 2006 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. The resolution proposal under Item 11 b) on the agenda, in contrast, provides that, for the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time this authorization becomes effective or four times the amount of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. This is intended to ensure that the opportunities of the Executive Board with regard to the option to issue Bonds subject to the simplified exclusion of the shareholders’ subscription rights will from an economic perspective remain unaffected by the capital increase from company funds. Both the resolution proposal under Item 11 a) on the agenda and the resolution proposal under Item 11 b) on the agenda also provide for deduction clauses, pursuant to which the 10% threshold will be reduced to the extent that other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised as from the time of the adoption of the resolution by the general meeting of shareholders of May 9, 2006. The dilution effect on the shareholders of the exercise of an authorization concerning the simplified exclusion of the shareholders’ subscription rights, in each case related to a specific pro rata amount of capital stock, will be four times as strong before the capital increase becomes effective as after the capital increase from company funds has become effective. The deduction clause provided for in Item 11 b) on the agenda will take account of this fact. The 10% threshold and the deduction clauses safeguard the shareholders’ interests in avoiding dilution effects as far as possible.
The interests of the shareholders are safeguarded by the fact that the Bonds may not be issued substantially below their market value. This will prevent a significant economic dilution of the value of the shares. Whether such a dilution effect will occur is determined by calculating the market value of the convertible or warrant-linked bonds in accordance with generally accepted methods in particular of finance mathematics and comparing it with the offer price. The Executive Board will in its price determination, taking into account the situation then prevailing on the capital market, ensure that the deduction from the market value will be as low as possible. If the Executive Board considers it appropriate in any given situation to seek professional advice, it may rely on the support of third parties. For instance, a bank underwriting the issue may confirm in an appropriate form that no appreciable dilution of the value of the shares is anticipated. This may also be confirmed by an independent bank or an auditing firm or any other expert. Such an effect would reduce the calculated value of a subscription right to virtually zero, so that no appreciable economic disadvantage will be suffered by the shareholders due to the exclusion of their subscription rights.
Irrespective of such an examination by the Executive Board, the establishment of conditions that are in line with market standards and the associated avoidance of any appreciable dilution of the share value will also be guaranteed by conducting a bookbuilding procedure. Under this procedure, the convertible or warrant-linked bonds are not offered at a fixed issue price but the issue price and/or individual conditions of the convertible and/or warrant-linked bonds (e.g. interest rate and conversion or option price) will be established on the basis of the purchase orders submitted by investors. Accordingly, the total value of the Bonds will be determined “near market”. All of these measures will ensure that the value of the Company’s shares is not significantly diluted as a result of the exclusion of the shareholders’ subscription rights. Moreover, the shareholders intending to maintain their share in the Company’s capital stock have the option to acquire shares on the stock exchange on almost identical conditions.
Contingent Capital IV and Contingent Capital IVa, which are to be newly created, will serve to service the conversion or option rights under the convertible or warrant-linked bonds in respect of shares in the Company, to the extent that no other methods for servicing these rights are used. In this regard, the first authorization (resolution proposal under Item 11 a) on the agenda of the general meeting of shareholders of May 9, 2006) relates to Contingent Capital IV and the second authorization (resolution proposal under Item 11 b) on the agenda of the general meeting of shareholders of May 9, 2006) relates to Continent Capital IVa.
The Executive Board will report to the general meeting of shareholders on each exercise of the authorization to issue convertible and/or warrant-linked bonds.
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Notice regarding Item 12 on the agenda (Control and Profit and Loss Transfer Agreements with SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH)
Each initialled draft Control and Profit and Loss Transfer Agreement, the annual financial statements and group financial statements for the last three fiscal years as well as the management report and the group management report for the fiscal year 2005 and the combined management reports and group management reports of SAP AG and the group for the fiscal years 2004 and 2003, the opening balance sheets of SAP Erste Beteiligungs-und Vermögensverwaltungs GmbH and SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH as well as the joint report of the Executive Board of SAP AG and the management of SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH i. Gr., and the joint report of the Executive Board of SAP AG and the management of SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH i. Gr., to be submitted pursuant to Section 293a AktG are available for inspection by the shareholders, as of the date of the calling of the general meeting of shareholders, at the offices of the contracting parties (Dietmar-Hopp-Allee 16, 69190 Walldorf). They will also be published on SAP AG’s Internet page at www. sap. de/hauptversammlung
A copy of the above documents will be sent to any shareholder upon request without delay and free of charge. They are also available for inspection at the general meeting of shareholders.
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Attendance at the general meeting of shareholders
In anticipation of the German Act on Corporate Integrity and Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegritäat und Modernisierung des Anfechtungsrechts; “UMAG”), the general meeting of shareholders of May 12, 2005 passed an anticipatory resolution on the adjustment of the Articles of Association. The UMAG entered into force on November 1, 2005. The Executive Board and the Supervisory Board thereupon pursued the adjustment of the Articles of Association to reflect the provisions of the UMAG; the amendment of the Articles of Association became effective upon registration in the commercial register on January 5, 2006. As a consequence, the preconditions for the right to attend the general meeting of shareholders and to exercise the voting right set forth in Section 18 of the Articles of Association have changed. Whereas the right to attend the general meeting of shareholders and to exercise the voting right previously required the depositing of the shares, Section 18 of the Articles of Association now requires an attendance registration and evidence of shareholding to be received by the Company. As a consequence, the attendance and the exercise of the voting right at this year’s annual general meeting of shareholders are subject to the following requirements:
Shareholders are entitled to attend the general meeting of shareholders and to exercise their voting rights only if they register their attendance and furnish evidence of their shareholding to the Company prior to the general meeting of shareholders. The attendance registration must be in German or English and must be received by the Company in text form. The evidence of shareholding must be submitted in the form of evidence prepared by a depositary institution in German or English. The evidence by the depositary institution must relate to the beginning of April 18, 2006 (24:00 hrs. Central European Standard Time — CEST). The attendance registration as well as the evidence of shareholding must be received by the Company by no later than May 2, 2006 at the address below
SAP AG
c/o Commerzbank AG
ZTB S 2.31 Hauptversammlungen
60261 Frankfurt/Main
Telefax: +49 (0) 69/136-26351
E-mail: ztbs-hv-eintrittskarten@commerzbank.com
Following receipt of the attendance registration and evidence of their shareholdings by the Company at the above address, the shareholders will be issued with admission tickets serving as identification for the exercise of their voting rights.
Voting by proxy
Shareholders may appoint a proxy, for example a bank or shareholders’ association, or a private individual of their choice, to exercise their voting rights at the general meeting of shareholders.
We offer our shareholders the option to vote by proxy at the general meeting of shareholders by Company designees bound by their instructions. Relevant authorizations and instructions may be given in writing or online at www.sap.de/hauptversammlung in accordance with the procedures determined by the Company. Such authorizations and instructions may still be given or modified online during the general meeting of shareholders until the commencement of the voting procedure.

The details regarding the exercise of voting rights by proxy are set out in the documents which will be sent to the shareholders.
Live transmission of the general meeting of shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire general meeting of shareholders on May 9, 2006 from 10:00 a.m. live on the Internet. Unrestricted online access to the live transmission will be possible via www.sap.de/hauptversammlung. The opening by the chairman as well as the speech by the Executive Board spokesman (Vorstandssprecher) will also be recorded and available after the general meeting of shareholders.
Shareholder motions and appointment proposals
Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Item on the agenda as well as proposals regarding the appointment of the auditor of the annual financial statements and group financial statements may be addressed to:
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Germany
Facsimile: +49/6227/7-46331
or by e-mail to: investor@sap.com
Any motions and appointment proposals transmitted to addresses other than the above will not be considered for the purposes of access pursuant to Section 126 and Section 127 AktG. We will publish any shareholder motions and appointment proposals requiring public access, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at
www.sap.de/hauptversammlung
All motions and appointment proposals submitted by April 25, 2006, 24:00 hrs., will be considered.
Publication of the invitation
The invitation has been published in the electronic German Federal Gazette dated March 30, 2006.
Walldorf, March 2006
SAP AG
The Executive Board